As filed with the Securities and Exchange Commission on April 25, 2001

Registration No. 333-_______________

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

PACEL CORP.
(Name of small business issuer in its charter)

Virginia (State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	54-1712558 (I.R.S. Employer Identification No.)

8870 Rixlew Lane, Suite 201, Manassas, Virginia 20109-3795; (703) 257-4759
(Address and telephone number of principal executive offices)

8870 Rixlew Lane, Suite 201, Manassas, Virginia 20109-3795
(Address of principal place of business or intended principal place of business)

David E. Calkins, President and CEO
PACEL Corp.
8870 Rixlew Lane, Suite 201
Manasas, Virginia 20109

(703) 257-4759
(Name, address and telephone number of agent for service)

Please send copies of all communications to:
Martin L. Meyrowitz, P.C.
Michael R. Gartman, Esq.
SILVER, FREEDMAN & TAFF, L.L.P.
(a limited liability partnership including professional corporations)
1100 New York Avenue, N.W.
Seventh Floor, East Tower
Washington, DC 20005-3934
(202) 414-6100

Approximate date of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [   ]

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, no par value	6,250,000(2)	$0.055	343,750	$ 85.94
Common Stock, no par value	250,000(3)	0.055	13,750	3.44
Common Stock, no par value	58,890,682(4)	0.055	3,238,987	809.75
Common Stock, no par value	20,357,000(5)	0.055	1,119,635	279.91
Common Stock, no par value	15,802,318(6)	0.055	869,128	217.28
Common Stock, no par value	101,550,000		$5,585,250	$1,396.31

(1) Estimated pursuant to Rule 457(o) of the Securities Act of 1993 solely for the purpose of calculating the registration fee.

(2) Represents shares that may be acquired by the selling stockholders upon conversion of convertible debentures that have been issued, assuming a conversion price equal to the lesser of, 80% of the average of the five lowest closing bid prices of the common stock for the twenty trading days immediately preceding the conversion date, or $.0937 per share.

(3) Represents shares which may be issued upon the exercise of warrants issued to the selling stockholders.

(4) Represents shares that may be acquired by the selling stockholders under the equity line of credit agreement. The price per common share issued under the equity line of credit agreement will vary based upon the closing bid price of PACEL's common stock during the period when PACEL may request an advance under the agreement. The purchase price per share will be equal to 91% of the lowest closing bid price during the ten trading days immediately preceding PACEL's request for an advance.

(5) Represents shares that may be issued to pay PACEL's obligations under convertible promissory notes. Common stock issued under the promissory notes have a value equal to 70% of the average closing bid price of PACEL's common stock for the five days immediately prior to conversion of the notes.

(6) Represents shares of restricted common stock (including 5,555,556 shares issued as a condition of the equity line of credit agreement) issued to the selling stockholders, which may be sold from time to time by the selling stockholders named in the prospectus that is a part of this registration statement.

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PROSPECTUS
Up To

101,550,000 Shares

Common Stock

This prospectus relates to 101,550,000 shares of our common stock that may be sold from time to time by the selling stockholders named in this prospectus. Although PACEL will not receive any of the proceeds from the sale of these shares, we have received the proceeds from the sale of our 5% convertible debentures issued under a securities purchase agreement entered into on March 14, 2001 and we will receive the proceeds from the sale of common stock issued under an equity line of credit agreement entered into with Cornell Capital Partners, L.P. on March 14, 2001. In addition, PACEL may also receive the exercise price of warrants that were issued as a condition of entering into the securities purchase agreement. The selling stockholders may offer their stock through public or private transactions, on or off the Over-the-Counter Bulletin Board, at prevailing market prices or at privately negotiated prices. We have agreed to pay the costs of registering the shares under this prospectus, including legal fees.

Our common stock is traded on the Over-the-Counter Bulletin Board under the symbol "PLRP."

Investing in our common stock involves risks. See "Risk Factors" beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is ______________, 2001

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares of common stock offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of this date.

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TABLE OF CONTENTS

PROSPECTUS SUMMARY	1
SUMMARY CONSOLIDATED FINANCIAL DATA	3
RISK FACTORS	4
USE OF PROCEEDS	8
PRICE RANGE OF COMMON STOCK	9
DIVIDEND POLICY	9
CAPITALIZATION	10
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	11
BUSINESS	13
MANAGEMENT	22
CERTAIN TRANSACTIONS	29
PRINCIPAL STOCKHOLDERS	30
DESCRIPTION OF CAPITAL STOCK	31
SECURITIES PURCHASE AGREEMENT	32
EQUITY LINE OF CREDIT AGREEMENT	33
WARRANTS AND RESTRICTED SHARES	36
SHARES ELIGIBLE FOR FUTURE SALE	36
THE SELLING STOCKHOLDERS	38
SELLING STOCKHOLDERS PLAN OF DISTRIBUTION	40
LEGAL MATTERS	42
EXPERTS	42
WHERE YOU CAN FIND MORE INFORMATION	42

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PROSPECTUS SUMMARY

Our Company

            PACEL Corp. was organized in 1994 as a Virginia corporation to engage in the design, development, deployment, service and support of user-friendly off-the-shelf software business products for industry. During the company's early years we concentrated on the development of a number of user friendly software products aimed at putting document security and accessibility in the hands of the user. From 1997 through 1999 we expanded our focus to include the development of user-specified desktop and Internet security software programs. We have also expanded our activities to offer a full line of Internet services and provide information technology consulting services. In the third quarter of 1999, our majority owned subsidiary, E-Business-Stor.com was formed to expand the company's capabilities to include a number of Internet services such as web page, e-commerce, and database design, development, maintenance and hosting. Today, PACEL is able to provide both individuals and businesses with a full suite of services and products that provide methods of secure private connectivity to and from the Internet, content design and secure transaction services.
______________________

            Our principal offices are located at 8870 Rixlew Lane, Suite 201 in Manassas, Virginia 20109. Our telephone number is (703) 257-4759. We maintain a Web site at www.pacel.com. Information contained on our Web site is for informational purposes only and is not incorporated by reference into this prospectus.

The Offering

Common stock to be issued (including shares that may be issued pursuant to the equity line of credit agreement, and shares underlying our convertible debentures and warrants).	65,375,000

Restricted common stock being registered and which may be offered for sale by the selling stockholders (assumes 20,357,000 shares of common stock being issued in satisfaction of outstanding promissory notes)	36,159,318

Common stock to be outstanding after the offering	139,683,902

Use of proceeds	We will not receive any of the proceeds from the sale of the selling stockholders' shares.*

Over-the-Counter Bulletin Board symbol	PLRP

* We will, however, receive the proceeds from the sale of any common stock issued under the equity line of credit agreement and the proceeds from the exercise of warrants that were issued as a condition of the securities purchase agreement .

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            The above information excludes 4,238,062 shares of common stock issuable upon exercise of outstanding employee stock options with a weighted-average exercise price of $.19, 1,000,000 shares of preferred stock that is convertible into common stock, and 5,025,000 shares of common stock reserved for future awards under our stock option plans.

Convertible Debentures

            On March 14, 2001, PACEL entered into a securities purchase agreement to sell $250,000 of our 5% convertible debentures that may be converted into our common stock. We agreed to register the shares of common stock underlying these convertible debentures as well as the shares underlying warrants, described below, that were issued in connection with the sale of the debentures to the selling stockholders. The conversion price for the debentures is the lower of (x) $.0937 per share, or (y) 80% of the average of the lowest five closing bid prices during the twenty trading days immediately preceding the date of conversion.

Equity Line of Credit Agreement

            On March 14, 2001, PACEL also signed an equity line of credit agreement with Cornell Capital Partners, L.P., a Delaware limited partnership, and a selling stockholder under the registration statement of which this prospectus is a part, for the future issuance and purchase of shares of our common stock.

            The equity line of credit is described in detail beginning on page 33 of this prospectus. In sum, the equity line operates like this: the investor, Cornell Capital Partners, has committed to provide us up to $10.0 million upon our request in return for the issuance of shares of our common stock. The maximum amount we actually can request in each advance is determined by the average trading volume and lowest bid price of our common stock. Specifically, once every ten trading days, we may request an advance from the equity line of credit. The amount of the advance cannot exceed 150% of the product of (x), the average daily volume of our common stock for the forty trading days preceding the request for an advance, and (y), the purchase price. The aggregate total of all advances cannot exceed $10.0 million. We are under no obligation to request an advance for any period.

            The per share purchase price that Cornell Capital Partners pays for our common stock upon each advance includes a 9% discount and is calculated based on the lowest closing bid price for our stock during the ten trading days immediately preceding the advance request. The average price per share is then multiplied by 91%, to account for the discount, to arrive at the per share purchase price. We then divide the advance amount by the per share purchase price to determine the number of shares we will issue to Cornell Capital Partners in return for that money.

            The lowest closing bid price of our common stock for the ten trading days ended April 5, 2001 was $0.04 and the average daily trading volume for the 40 trading days ended April 5, 2001 was 210,178 shares. If our stock price and the 40-day average trading volume preceding April 5, 2001 remains constant, and we requested the maximum amount available to us under the equity

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line of credit agreement, each advance would be capped at $11,475. Under the terms of the agreement, we can make approximately sixty-two requests for an advance over a thirty-month period for a total amount drawn of $711,450. Accordingly, if our stock price or trading volume remains constant or declines from current levels, we may not be able to draw down the entire $10.0 million under the equity line of credit agreement during the thirty-month term of the agreement.

Warrants and Restricted Shares

            As a condition of entering into the securities purchase agreement, we have agreed to issue warrants to purchase 250,000 shares of our common stock. The warrants have an exercise price of $.099 per share. In addition, pursuant to the equity line of credit agreement, we agreed to issue 5,555,556 restricted shares of our common stock. The warrant holders and the holders of our restricted stock have demand registration rights and we have registered these warrants and shares of restricted stock as part of the registration statement of which this prospectus is a part.

SUMMARY CONSOLIDATED FINANCIAL DATA

            The selected consolidated financial data presented below was prepared using information from our consolidated financial statements for the years ended December 31, 2000 and 1999. The selected financial data is qualified by reference to, and should be read in conjunction with, PACEL's consolidated financial statements and the notes to those financial statements, included elsewhere in this prospectus. Outstanding stock options, convertible debentures and convertible preferred stock to purchase 5,238,062 shares of common stock were not considered in computing diluted earnings per common share because they are antidultive.

	For the Years Ended December 31,
	2000	1999
Consolidated Statement of Operations Data:
Revenues	$ 244,971	$ 102,464
Operating Costs and Expenses	3,582,256	1,654,341
Net Income (loss)	(3,337,285)	(1,551,877)
Basic and Diluted net income (loss) per common share	(0.14)	(0.19)
Weighted average common shares outstanding - Basic and Diluted	24,609,704	8,014,285

	At December 31, 2000	At December 31, 1999
Consolidated Balance Sheet Data:
Cash and cash equivalents	$ 36,358	$ 95,631
Working capital (deficit)	(1,078,446)	(404,978)
Total assets	360,758	300,890
Stockholders' equity (deficit)	$ (848,369)	$ (266,843)

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RISK FACTORS

            This offering and any investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and all of the information contained in this prospectus before deciding whether to purchase our common stock. If any of the following risks actually occur, our business, financial condition and results of operations could be harmed. The trading price of our common stock could decline and you could lose all or part of your investment.

Because our operating expenses and capital expenditures will outpace our revenues, we will incur significant losses in the near term.

            We have incurred losses and experienced negative operating cash flow since our formation. We expect to continue to incur significant operating expenses and make relatively high capital expenditures as we distribute our ChildWatchTM software, and develop and produce our other products and services. These operating expenses and capital expenditures have been and are expected to continue to outpace revenues and result in significant losses in the near term. We may never be able to reduce these losses.

We need additional funding to continue and expand our operations.

            We have a minimal amount of cash flow from operations. We, therefore, have sought additional funding to continue, and to expand the scope of, our present operations. Under the equity line of credit agreement we entered into with Cornell Capital Partners, our ability to receive advances is contingent on a number of factors including the price and trading volume of our common stock. Accordingly, the availability of this funding cannot be assured. Given recent declines in the price of our stock and current trading volume, we are currently able to receive advances for approximately 7% of the $10.0 million equity line of credit. Accordingly, we may be required to delay or abandon some of our planned future expansion or expenditures, and possibly cease operations altogether, if we are unable to access the equity line of credit or if we fail to raise sufficient funds in the future.

The conversion of our outstanding convertible debentures may cause significant dilution.

            A number of shares of our common stock may become issuable upon the conversion of our outstanding 5% convertible debentures that we sold in accordance with the securities purchase agreement. We cannot predict whether or when any of the outstanding debentures will be convertible in whole, in part, or at all. However, if the selling stockholders elect to convert the debentures, purchasers of our common stock could experience immediate dilution in percentage voting power, and pro forma net tangible book value per share of our common stock.

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The issuance of shares under the equity line of credit agreement may depress our stock price.

            The shares issued under the equity line of credit agreement are based upon a formula tied to a discounted market price of our common stock. The lower our stock price at the time we make a request for an advance, the more shares we will have to issue as a result of that transaction. For example, under the equity line of credit agreement, if the lowest bid price of our stock were to fall by 50% from one advance period to another, we will have to issue twice as many shares in the later period to receive the same advance amount. Thus, requesting advances under the equity line of credit agreement when our stock price is low may greatly increase the number of outstanding shares, which may cause our stock price to fall further, placing yet more downward pressure on the price of our common stock.

Because we have several agreements that require us to share a significant portion of the revenues we generate with a third party, it will be more difficult for us to become a profitable business.

            We will not retain all revenues generated through our ChildWatchTM software product, or the other software products we produce and sell, which will make it more difficult for us to become a profitable business. We have an agreement with Child Watch of North America through December 2002, under which it provides its expertise, marketing efforts and membership list and we provide the software product and updates. During the term of the agreement with Child Watch of North America, we are obligated to share 20 percent of our revenue from the ChildWatchTM software products with them. We also have a distribution agreement for our software products with Digital River, which allows them to sell our products at a reduced price.

We need to expand our sales and distribution channels or our growth could be limited.

            We need to expand our direct and indirect sales operations in order to increase market awareness of our products and services and to generate increased revenue. As of December 31, 2000, we employed three individuals in our sales and marketing division. Currently, we believe we will need to expand our sales division by more than 150% of its present size over the next twelve months. In addition, we currently have relationships with only a limited number of distribution partners. We cannot be certain that we will be able to establish relationships with additional distribution partners on a timely basis, or at all, or that these distribution partners will devote adequate resources to promoting or selling our products.

We rely on strategic relationships to implement and promote our software products and, if these relationships fail, our business could be harmed.

            We have entered into relationships with hardware platform and software applications developers and service providers. We expect to derive a significant portion of our revenues from customers that purchase products or services from our partners. In most cases, the partner refers the customer to us, and we enter into a software license agreement directly with the customer.

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To the extent our partners are not successful, or they do not stay with us, we could lose these sources of customers.

We may not have access to programming interfaces with applications made by third parties, which could adversely affect our business.

            Our software products use software components to communicate with our customers' enterprise applications. Our ability to develop these software components is largely dependent on our ability to gain access to the application programming interfaces for the applications, and we may not have access to necessary interface connections in the future. These connections are written and controlled by the application provider. Accordingly, if an application provider becomes a competitor by entering into our market, it could restrict our access to its interface connections for competitive reasons. Our business could suffer if we are unable to gain access to these interface connections.

We may not be able to respond to technical changes.

            PACEL's future success will depend significantly on its ability to develop and market new products that keep pace with technological developments and evolving industry standards as well as to respond to changing customer needs. Our delay or failure to develop or acquire technological improvements or adapt our products to technological changes would have a material adverse effect on our business and financial condition.

There are a number of companies in the software and Internet services market in which we compete that have developed brand loyalty and a following that is international in scope. There is no assurance that PACEL can compete in this market.

            The market for PACEL's products and services is subject to rapid technology change and increased competition from large existing players. Substantially larger companies that have extensive research and development, marketing, financial, and human resources capable of maintaining a high level of competitiveness dominate the industry. There are several companies with which PACEL competes in the software and Internet services industry that have significantly greater assets and longer operating histories. Some of these companies are extremely aggressive. They dominate the marketplace by using costly and protective pricing. If PACEL became a target of focused pricing and counter marketing we might not be able to afford to devote the resources, time, funding, or management necessary to maintain profitability. Some competitors have developed brand loyalty, and a following that is international in scope. There is no assurance that PACEL can penetrate this apparent marketplace dominance. Furthermore, PACEL expects future consolidation in the Internet professional services market to create larger, more viable competitors.

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The failure of third parties to develop software components necessary for the integration of applications using our software could have an adverse impact on our operations.

            A core element of our strategy is to enable third parties to develop software components that operate with our software. If these third parties are unable or unwilling to develop these software components, we may need to develop them internally, which would require us to divert financial and technical resources to these efforts.

Our intellectual property could be used by others, causing us to lose a competitive advantage.

            Currently we only have one patent pending, and other protection of our intellectual property is limited. If competitors gain access to and use of our intellectual property, they may be able to better compete against our products.

Securities and Exchange Commission "penny stock" regulations impose certain restrictions on marketability of securities.

            The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that is not traded on a national securities exchange or the Nasdaq Stock Market and that has a market price of less than $5.00 per share or on exercise price of less than $5.00 per share, subject to certain exceptions. A security of an issuer that meets certain minimum financial requirements would also be excluded from the definition of "penny stock" (generally, with net tangible assets in excess of $2 million or $5 million, respectively, depending upon whether the issuer has been continuously operating for less or more than three years, or "average revenue" of at least $6 million for the last three years.)

            If PACEL does not meet the financial requirements, and our common stock is trading at less than $5.00 per share on the OTC Bulletin Board, our securities are subject to rules that impose additional sales practice requirements on broker-dealers who sell these securities to persons other than established customers and accredited investors (generally, investors with a net worth in excess of $1,000,000 or an individual annual income exceeding $200,000, or together with the investor's spouse, a joint income of $300,0000). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's written consent to the transaction prior to the purchase.

            Additionally, for any transaction involving a penny stock, unless exempt, the rules require, among other things, the delivery, prior to the transaction, of a risk disclosure document mandated by the Securities and Exchange Commission relating to the penny stock market and the risks associated therewith. The broker-dealer must also disclose the commission payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on

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the limited market in penny stock. Consequently, the penny stock rules may restrict the ability of broker-dealers to sell our securities and may affect the ability of our stockholders to sell their securities in the secondary market.

We have never paid dividends.

            We have never paid cash dividends on our equity securities and do not intend to pay cash dividends in the foreseeable future. To the extent we have earnings in the future, we intend to reinvest such earnings in our business operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

            This prospectus contains forward-looking statements. These forward-looking statements include statements about our beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions, that are subject to significant risks and uncertainties, and are subject to change based on various factors, some of which are beyond our control. Without limitation, the words "anticipates," "believes," "estimates," "expects," "intends," "plans" and similar expressions are intended to identify forward-looking statements. The important factors we discuss in the "Risk Factors" section as well as other factors identified in PACEL's filings with the SEC and those presented elsewhere by its management from time to time, could cause actual results to differ materially from those indicated by the forward-looking statements made in this prospectus.

USE OF PROCEEDS

            PACEL will not receive any of the proceeds from the sale of shares by any of the selling stockholders. We have, however, received the proceeds from the sale of our convertible debentures, and we will receive the proceeds upon the exercise of our outstanding warrants, as well as the proceeds from the sale of any common stock we sell to Cornell Capital Partners under the equity line of credit agreement. We expect to use the proceeds from any such sales for general working capital purposes, including expenses related to our ongoing operations to the extent our revenue is not sufficient to cover these expenses.

            Specifically, we plan to increase PACEL's, EBStor's and Fairfax Communication's marketing and sales activities and hire more personnel in these functional areas. We also plan to expand our operations and hire more software programmers and Internet solutions professionals. From time to time, in the ordinary course of business, PACEL evaluates potential acquisitions of businesses, products or technologies. PACEL may use a portion of the proceeds intended for working capital and general corporate purposes for these acquisitions. However, PACEL has no present understandings or agreements with respect to any acquisition of businesses, products or technologies.

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PRICE RANGE OF COMMON STOCK

            PACEL's common stock has seen quoted on the Over-the-Counter Bulletin Board under the symbol "PLRP" since June 1998. The following table presents, for the periods indicated, the high and low bid prices per share of our common stock as reported on the Over-the-Counter Bulletin Board. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions.

	High	Low
2001:
First Quarter	$0.1406	$0.0312
2000:
Fourth Quarter	0.1100	0.0260
Third Quarter	0.1800	0.0710
Second Quarter	0.6562	0.1260
First Quarter	1.0000	0.0900
1999:
Fourth Quarter	0.3000	0.0625
Third Quarter	1.0300	0.3500
Second Quarter	1.4360	0.2500
First Quarter	0.6000	0.0800

            On March 31, 2001, the last reported sale price of our common stock on the Over-the-Counter Bulletin Board was $0.0625. As of March 31, 2001, there were 116 holders of record of our common stock.

DIVIDEND POLICY

            PACEL has never declared or paid any cash dividends on its capital stock. PACEL intends to retain future earnings, if any, to finance the expansion of its business and does not expect to declare or pay any cash dividends in the foreseeable future. In addition, the holders of the 1997 Class A Convertible Preferred Stock are entitled to receive, out of funds of the company, when legally available for the declaration of dividends, a per share participating dividend equivalent to the dividend declared or payable to holders of PACEL's common stock. Accordingly, future dividends, if any, may be restricted if dividends on the preferred stock have not been paid.

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CAPITALIZATION

            The following table presents our capitalization as of December 31, 2000 on an actual basis. The presentation does not reflect the sale of any common stock in this offering.

            The presentation does not include 5,238,062 shares of common stock issuable upon exercise of stock options, convertible debentures and convertible preferred stock outstanding as of December 31, 2000. You should read this information together with the financial statements and notes to those financial statements appearing elsewhere in this prospectus.

December 31, 2000
Stockholders' Equity:

Preferred stock, no par value: 5,000,000 shares authorized; 1,000,000 shares of 1997 Class A Convertible Preferred Shares issued and outstanding (actual); 1,000,000 shares of 1997 Class A Convertible Preferred Shares issued and outstanding (adjusted)	$ 11,320

Common stock, no par value: 150,000,000 shares authorized; 41,860,186 shares issued and outstanding	4,748,833

Additional paid-in capital	---

Cumulative currency translation adjustment	(10,969)

Retained deficit	(5,176,901)

Comprehensive income	---

Treasury stock	---

Total stockholders' equity	$(427,717)

Total capitalization	$(427,717)

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

            The following discussion (presented in hundreds, except per share amounts) should be read in conjunction with "Selected Consolidated Financial Data," and our consolidated financial statements and the notes to those financial statements included elsewhere in this prospectus.

Overview

            PACEL's mission is to provide consumers and businesses with a full suite of products and services that provide secure connectivity to and from the Internet, including e-commerce transactions and personnel and company data security. To that end PACEL and its subsidiaries have been developing products and methods that meet that need for both families and companies. The ChildWatchTM software suite of programs puts the controls for family computer usage, including Internet filtering, access controls and community support for finding missing and abducted children in the hands of the parents and is readily available at Zany Brainy and Electronic Boutique stores nationally. "e-Centurion" our latest technology advancement (patent pending) software product will provide complete file and data security. Our current goal is to utilize and extend these technologies in the production of derivative products to provide secure Internet connectivity and enhanced desktop security for customers in the home and business marketplaces.

Twelve Months Ended December 31, 2000 Compared to Twelve Months Ended December 31, 1999

            Revenues increased 139% to $244,971 in 2000 compared to $102,464 in 1999. The increase in revenues is directly attributed to the sales generated from existing NATO contracts of FCL. PACEL intends to continue to focus its efforts on the marketing of ChildWatchTM software and e-Centurion anti-virus software. Only limited revenues from the ChildWatchTM software have been realized due to marketing delays due in part to planned affiliations for marketing either not materializing or developing at a slower pace than anticipated.

            Research and Development expenses consist principally of salaries for software developers, outside consulting, related facilities costs, and expenses associated with computer equipment used in software development. Research and development expenses increased 6% to $969,971 in 2000 compared to $918,366 in 1999. The increase reflects our increased investments in new technologies, new product development, and the infrastructure to support such activities. We believe that investments in research and development, including the recruiting and hiring of software developers, are critical to remain competitive in the marketplace and are directly related to continued timely development of new and enhanced products. We will continue to make significant investments in the development of our application software products, including those targeted for the growing Internet market.

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            Sales and marketing expenses include salaries and benefits, sales commissions, travel expenses, and related facilities costs for our sales, marketing, customer support, and distribution consultants. Sales and marketing expenses also include the costs of programs aimed at increasing revenue, such as advertising, trade shows, public relations, and other market development programs. Sales and marketing expenses increased 1,488% to $622,525 in 2000 compared to 40,206 in 1999 primarily as a result of the cost to produce and distribute promotional discs of the ChildWatchTM program, in an effort to increase the focus on the sales and distribution of our products. Sales and marketing expenses also increased year over year, due to increased advertising, promotional, and trade show expenses associated with new product releases. Additionally, sales and marketing expenses included higher outside labor costs to support marketing.

            General and administrative expenses consist principally of salaries and benefits, travel expenses, and related facilities costs for finance and administration, human resources, legal, information services, and executive personnel of EBStor and PACEL. General and administrative expenses also include outside legal and accounting fees, and expenses associated with computer equipment and software used in the administration of the business. General and administrative expenses increased 278% to $1,895,946, in 2000 compared to $502,042 in 1999, due to increased expenses for outside legal and investment banking services associated with our SEC periodic reporting obligations as well as increased employee costs and related depreciation expenses associated with increased staff.

LIQUIDITY AND CAPITAL RESOURCES

Twelve Months Ended December 31, 2000 Compared to Twelve Months Ended December 31, 1999

            In February 2001 we secured a $50,000 line of credit with a bank at an interest rate of Wall Street Journal Prime plus 1.00% to be renewed yearly. To date we have used the entire line, but as equity financing comes available we expect to reduce the balance outstanding on this line and have it available as an additional source of working capital. PACEL issued $250,000 of convertible debentures. The debentures bear an interest rate of 5% and are payable quarterly. We also entered into a $10,000,000 equity line of credit arrangement with Cornell Capital Partners. Under the terms of the equity line agreement, PACEL will have the right to sell up to $10 million of its common stock. PACEL has sole discretion, subject to certain volume limitations and conditions, to draw down upon such funds, as its capital needs dictate. Our ability to continue as a going concern is dependent upon being able to access this equity line. We believe that our current agreements for financing should provide sufficient working capital for the year 2001.

            We expect to continue our investing activities, including expenditures for computer systems, for research and development, sales and marketing, product support, and administrative staff. Furthermore, cash reserves may be used to purchase treasury stock and acquire software companies, products, or technologies that are complementary to our business.

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            Net cash used from operating activities for the year ended December 31, 2000 and 1999 was $2,989,979 and $1,033,732, respectively. The use of cash in operating activities for the year ended December 31, 2000 resulted primarily from the net loss.

            Net cash used in investing activities for the year ended December 31, 2000 and 1999 was $120,704 and $6,025, respectively. This increase was due to purchases of additional computer and office equipment for our expansion.

            Net cash provided by financing activities for the year ended December 31, 2000 and 1999 was $3,057,434 and $1,101,724, respectively. The increase in cash provided was attributable to the sale of common stock from the registered offering and increases in convertible notes payable taken out by the company.

            Diluted earnings per share incorporates the potential dilutions from all potentially dilutive securities that would have reduced earnings per share. Since the potential issuance of additional shares would reduce loss per share they are considered anti-dilutive and are excluded from the calculation.

BUSINESS

Overview

            PACEL is a software applications development company and systems integrator located approximately 30 miles outside of Washington, D.C., in Manassas, VA. We specialize in providing innovative software products for clients in the commercial, industrial and government marketplace. We also offer a full line of Internet services and provide Information Technology consulting services. PACEL has continued to develop Commercial Off the Shelf (COTS) software security programs that are setting the "Pace in Internet Security". These products in conjunction with our Internet business, allow us to provide a full suite of services and products that include secure connectivity to and from the Internet, content design and secure transaction services.

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            In October, 1999, PACEL acquired Fairfax Communications Limited (FCL) as a wholly owned subsidiary. FCL specializes in providing Information Technology consulting services, hardware and COTS software products to industrial and government marketplaces. During fiscal year 2000 FCL won a contract extension for the Blanket Ordering Agreement with NATO to provide products and services. The company was reorganized to focus on marketing and sales, and the technology functions were integrated into PACEL's home office functions. During this same period PACEL formed an 80% owned subsidiary, E-Business-Stor.com a web site and e-commerce development and hosting company. David E. Calkins and F. Kay Calkins both own 10% of EBStor individually. The business focuses on clients in the small to medium business arena.

            During fiscal 2000, PACEL focused on extending those technologies and capabilities in the production of products to provide secure Internet connectivity and enhanced desktop security for customers in the home and business marketplaces.

            PACEL programmers have recently developed e-CentrionTM, an enhanced version of the WinSentryTM application, for sale to clients in the business arena. This program includes an improved secure screensaver, an extended and robust file/folder blocking mechanism, an enhanced Windows® inter-operability, and a unique and proprietary method that guards both the Inner Door (full protection on your personal computer from existing and new computer viruses, and someone trying to penetrate your personal computer and by-pass your password) and the Outer Door (full intruder protection from Internet data collection devices and programs or hackers). Programmers are also updating the ChildWatchTM program to include enhanced features such as, two-way proxy service (to and from Internet protection), and protection from the uninvited collection of personal data (cookies), etc. A description of our proprietary software applications is provided below.

            We have also invested heavily in our infrastructure, both technically and physically and we expect we will need to continue to hire and retain management, sales, and marketing personnel and other employees. Assuming we are successful in our growth, there can be no assurances that we will be able to effectively manage the expansion of our operations, or that our facilities, systems, procedures or control will be adequate to support our expanded operations. Our inability to effectively manage our future growth would have a material adverse effect on our business.

            Our current areas of focus are to provide software application development, systems integration, Internet services, and Information Technology services. However, there is no assurance that we can do so, or even if we can do so, that we can maintain our technology edge in an economic fashion.

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Software Applications Development and Systems Integration

            ChildWatchTM Family of Security Products. A special security and Internet filtering program has been developed in support of providing a family safe PC, including making the Internet a safe and fun place for our children, while also helping to support various non-profit organizations locate and recover missing and abducted children. The ChildWatchTM family of products allows parents to block children's access to unsuitable Web sites through connection to a database of family-unfriendly sites selected by a committee of child experts from representatives of non-profit organizations and law enforcement agencies from across the United States. The database of questionable web-sites is updated on a frequent basis and provides parents with the ability to protect their children from unwanted web sites, by allowing them to block inappropriate sites. The software gives parents this ability without the necessity of finding the sites beforehand or relying on a robotic search engine that can limit full utilization of the Internet. This add-on service to allow parents to block non-family-friendly web sites is offered by us for a monthly charge. The program also monitors and records all activities on the computer, leaving an "electronic trail" of web sites visited that is independent of the browser's history file, and cannot be deleted by the user.

            "ChildWatch Lite" is the initial component of the ChildWatchTM family. ChildWatch Lite is distributed through various retail outlets and is also available for download from the ChildWatch.com web-site, which was designed by and is maintained by EBStor, inc.

            "ChildWatch" is the entry-level retail component of the ChildWatchTM family. ChildWatch combines the functionality of ChildWatch Lite with enhanced security features.

            "ChildWatch Plus" is a more robust version of ChildWatch in development includes file folder blocking and other advanced security features, such as chat room and instant message blocking. ChildWatch Plus was designed for the home user who shares a computer with several persons and who maintains sensitive data on that machine.

            JDHTM Management Information System. JDHTM is a software system that consolidates intake, demographic, facility, staff, and volunteer information for juvenile detention facilities, as well as automating mandatory reports. JDHTM software is a flexible, customizable application that was specifically designed for juvenile facilities to help them save time and funds. JDHTM uses familiar WindowsTM conventions in all its data entry and access screens, allowing staff to learn the program quickly and increase their productivity. Users have immediate access to all information about any detainee, past or present, including court appearances, incidents, attorney information, and behavioral flags. PACEL has already been successful with JDH at the local county level, having been awarded a contract by the County of Prince William for enhancing its JDHTM automated information system for the tracking and administration of youths under the care of the Juvenile Detention Home.

            e-CenturionTM is our brand new patent pending 3 in 1 security program. This innovative software protects computer data from attacks by blocking hackers, preventing malicious access

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by computer viruses and provides personal privacy by stopping external attempts to "steal" data. The program works by associating applications with a specific file or file type and prohibits access by any other programs. A patent application is currently pending for this program and its underlying technology, the PACE (Pre-Access Control Element) Module.

            Visual Writer SystemTM. Visual Writer SystemTM provides users with the ability to create, revise, review and run interactive, electronic documents. Upon completion of the document, users may view and analyze information collected during implementation. Interactive, electronic documents are computerized documents that are created, viewed and implemented on-screen. They may be used for a number of purposes including training, data collection and inventory control. The documents can be designed in a variety of fashions, from simple checklist to complex multi-page procedures. Automated documents allow users to enter information such as comments, numerical values, initials and electronic signatures.

            ZoomerTM. Internet users, who currently number in the tens of millions and are rapidly growing, enjoy viewing the wide range of images on the countless numbers of accessible web pages. These users enjoy "capturing," saving and manipulating images. Unfortunately, the most common method of accomplishing this task is through an acquisition program which usually requires the launching of another program, ZoomerTM is a resident software program that allows users to magnify, acquire and save any part of their computer screen. ZoomerTM utilizes click and drag technology to allow the user to enlarge or reduce text or images on the computer screen, save them as BMP files or paste them on the desktop for further use in other software applications.

            WinSentryTM. WinSentryTM provides workstation security ensuring that the user's information is secure and protected from unwanted intrusions when the computer is unattended. Most computer users produce and store sensitive and valuable information on desktop systems at work, at home and in the home office. An unattended computer represents a tremendous liability in terms of both privacy and financial risk. While standard operating systems provide some limited protection, even the most casual computer user can circumvent these safeguards by accident or design. WinSentryTM has proven to be invaluable for professionals in diverse fields such as law, medicine, accounting and real estate, and anyone else who is concerned with the security of confidential electronic documents. WinSentryTM also keeps track of events such as users' log-ins and log-outs as well as start-ups and shutdowns that occur while activated.

            PACEL and subsidiaries also provides services in all aspects of system integration from requirements analysis to information systems development and implementation including:
  Business system planning

  Requirements definition and system specifications

  Software engineering

  System design and development

  System interface functionality

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  Systems testing and implementation

  Prototyping

            Our employees are well recognized within the systems development community for their work in large scale configuration management, records management and engineering database applications.

Internet Services

            Through our subsidiary, EBStor we offer a full line of web development services including design, graphics creation, database development, layout, search engine registration, domain registration, and hosting and maintenance. We have developed sites for a diverse group of client needs from small business card sites to large-scale e-commerce solutions. We offer quality sites with state-of-the-art technology at affordable prices.

            During fiscal 2000, EBStor began development of its infrastructure, and expanded its employee base from four to ten employees. We established a sales department, and constructed an environmentally controlled server room. We provided training of new personnel, and established operational procedures and methods to insure the highest level of quality of products and services. We developed web sites for PACEL and EBStor including e-commerce capabilities for on-line sales of our products. We introduced these e-commerce capabilities including site design and development, shopping cart set-up, database creation and maintenance and consulting services to clients interested in developing an on-line presence. Additionally, we provided e-commerce workshops for specific niche groups to assist them in expanding their sales and marketing efforts to a non-traditional client base.

            In fiscal 2000 we began development of standardized products that were used internally and will be offered to future e-commerce clients. These products include:

            Custom Shopping Cart. Our custom shopping cart provides our e-commerce clients a mechanism to display a "catalog" of products and allows online consumers to select and purchase those products online with real-time credit card authorization. Our shopping cart handles the interaction between the client web site and the financial network (authorizing gateways and banks). Our shopping cart also provides email notification to the merchant (our client) and the consumer so each party is made aware of the transaction that took place.

            Image Catalog. Our "Image Catalog" allows a client to upload an image to a database of products along with descriptions of the product, including price. The upload process also creates a thumb nail (small) copy of the image for rapid display on the web site. Users can click on the thumb nail image to see the original full-sized image that was uploaded along with other descriptive text entered originally by the client.

            Template Builder. Our online Template Builder will allow our customers to select the design they would like for their web site. This is a completely customizable design consisting of

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multiple selections for color, style, text, and buttons. This tool will greatly reduce the time we spend in the design of a web site. This saving can be passed on to our customers as well as provide a greater profit margin for EBStor.Com, Inc. in the area of web design and development.

            Template Builder Plus. A subsequent phase to the Template Builder also includes real-time text (content) editing of an existing customer web site. This allows our clients to maintain the content of their web site without having to task our staff to perform those duties, thus freeing us up to address the more technical issues of the web site design and maintenance.

Information Technology Consulting Services

            In October 1999, PACEL acquired Fairfax Communications, Ltd. Located in Plymouth, England. FCL provides consulting services and solutions to military and government clients worldwide. It also offers general consulting services in all areas of Information Technology and systems integration to the general business community. During fiscal 2000 FCL upgraded their existing quality management program, and successfully passed an audit by the ISO-9000 Quality Organization to maintain this system. The quality program complies with the internationally recognized BS EN ISO 9001: 1994 under the TickiT guidelines, for which the company has received registration. Fairfax Communications, Ltd. also established itself as a Microsoft Authorized Education Reseller, allowing customers to receive academic software quicker, with the assurance that they are receiving legitimate Microsoft academic edition products. These accomplishments provide FCL with the recognized credentials to pursue government and educational contracts.

            FCL has an existing Blanket Ordering Agreement with NATO that allows us to provide hardware, software, and consulting services. We are one of only approximately 20 companies qualified to provide equipment and services in the Information Technology area to NATO members. This qualification allows us to provide products and services without the necessity of going through the international bidding process. During fiscal 2000 we reorganized FCL's focus toward sales and marketing efforts to capitalize on existing programs and contracts and to expand our client base to the commercial and general government community.

Competition

            We have historically specialized in the design, development, implementation, service and support of custom software products for the energy, aerospace industry, and government agencies. During fiscal 2000, we expanded our business activities to specialize in off-the-shelf software products for commercial and consumer use, custom software development for small to mid-sized businesses, as well as computer hardware sales, systems integration and Web-based services. We compete with various software providers, including McAfee, Net Nanny Software and Enova Software, in the market for Internet filtering products, and with Symantic and McAfee in the market for computer security products. We expect additional competition from other established and emerging companies. Our competitors may combine with each other, and other companies may enter our markets by acquiring or entering into strategic relationships with our competitors.

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Marketing Activities

            During fiscal 2000, PACEL concentrated on establishing relations with distributors and retail outlets. A trial campaign for ChildWatch Lite was conducted with Electronic Boutique and Zany Brainy retail outlets. While the campaign successfully demonstrated the existence of a marketplace for the product, and established a distribution channel for the company's products, significant revenues were not realized. Additional efforts and expenditures will be required to improve product recognition.

            In recognition of the need to successfully market retail products such as ChildWatch and e-Centurion in the future, we established relationships with representatives in the retail software arena and initiated development of specific marketing and sales plans for our commercial products. We also initiated efforts to develop strategic relationships with recognized suppliers of compatible products and services to increase our product and company name recognition.

Operations

            PACEL competes with a variety of software developers and Internet security firms. To enhance our chances of success in this marketplace the company continued to build its infrastructure through the hiring of key management personnel and employees with specific technical expertise. Additionally, the company enhanced its facilities through hardware upgrades and additions, and expansions to its operational and developmental software. We also established policies and procedures for software functionality and compatibility validation by independent testing facilities.

            During its first full year of operation, EBStor implemented procedures for business practices and developmental methodology for web-related products and services. Additionally, the company established security measures such as Secure Socket Layer capabilities for its e-commerce business, and provided a recognized standard of Internet security for its clients. Upgrades to EBStor's hosting facilities were accomplished, as well as establishing the capability to provide email services for its hosting clients. EBStor also established a sales department for Internet related products and services. Efforts in this area resulted in establishment of our initial client base as well as a contractual agreement with a local technology high school to provide educational training through an Intern Program, and assistance in enhancing their on-line capabilities.

            PACEL and EBStor established a joint strategic plan to provide their customers with a complete package of total security and Internet solutions. The synergy of the two companies utilize expertise from EBStor to create customizable "portals" that conform to the needs of the customer base and include child-friendly, small business, and customized organization applications, with the security experience and software development strength of PACEL to provide an integrated desktop to Internet security system.

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Intellectual Property Rights

            PACEL's success is dependent, in part, upon its proprietary software products, its solution components, and other intellectual property rights. To the extent possible, we limit access to and distribution of our proprietary information and make source code for our software applications available to OEM customers only under limited circumstances and specific security and confidentiality constraints. We currently have a patent application pending for e-Centurion and its underlying technology (the PACE module), and we have filed copyright and trademark applications with the Patent and Trademark Office to protect our intellectual property in the ChildWatchTM suite of retail products.

            We also rely on copyright laws and on "shrink wrapped" and electronic licenses that are not signed by the end user. Copyright protection may be unavailable under the laws of certain countries, and the enforceability of "shrink wrap" and electronic licenses has not been conclusively determined. Thus, existing trade secret and copyright laws afford us only limited protection.

            Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our products and obtain and use information that we regard as proprietary. In addition, other parties may breach confidentiality agreements or other protective contracts we have entered into, and we may not be able to enforce our rights in the event of these breaches. There can be no assurance that the steps PACEL has taken in this regard will be adequate to deter misappropriation of its proprietary information or that PACEL will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights.

            The software industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement and the violation of other intellectual property rights. Although we attempt to avoid infringing known proprietary rights of third parties in our product development efforts, we expect that we may be subject to legal proceedings and claims for alleged infringement by us or our licensees of third party proprietary rights, such as patents, trademarks or copyrights, from time to time in the ordinary course of business. Any claims relating to the infringement of third party proprietary rights, even if not meritorious, could result in costly litigation, divert management's attention and resources, or require us to enter into royalty or license agreements, which are not advantageous to us. In addition, parties making these claims may be able to obtain an injunction, which could prevent us from selling our products in the United States or abroad. Any of these results could harm our business. We may increasingly be subject to infringement claims as the number of products and competitors in our industry grows and functionality's of products overlap. Furthermore, former employers of our current and future employees may assert that our employees have improperly disclosed confidential or proprietary information to us.

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Employees

            As of December 31, 2000, we had 18 employees. We have not experienced work stoppages and believe our employee relations are good. Competition in recruiting personnel in the software industry, especially highly skilled engineers, is intense. We believe our future success will depend in part on our continued ability to recruit and retain highly skilled technical, management and marketing personnel.

Facilities

            PACEL's headquarters and principal administrative, finance, legal, sales and marketing operations are located in approximately 8,200 square feet of leased office space in Manassas, Virginia. PACEL's lease is for a term of five years and expires on March 1, 2004. PACEL expects that it will need additional space as it expands its business and believes that it will be able to obtain space as needed.

Legal Proceedings

            From time to time, we are involved as plaintiff or defendant in various legal actions arising in the normal course of business. We do not anticipate any material liability as a result of such litigation.

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MANAGEMENT

Executive Officers and Directors

            The following table presents information about each of PACEL's executive officers and directors. All directors hold office until the next annual meeting of stockholders or until their successors have been duly elected and qualified. There are no arrangements or understandings between any director and any other person pursuant to which he or she was selected as a director.

Name	Age	Position(s) with PACEL and its Subsidiaries	Term as Director Expires

David E. Calkins	56	Chairman of the Board, President and Chief Executive Officer of PACEL and Fairfax Communications Limited; Director of EBStor	2001

F. Kay Calkins	41	Director of PACEL; Director, President and Chief Executive Officer of EBStor; Director of Fairfax Communications Limited	2001

Keith P. Hicks	77	Director of PACEL, EBStor and Fairfax Communications Limited	2001

Corey M. LaCross	43	Director of PACEL, EBStor and Fairfax Communications Limited	2001

Kenneth J. Russman	37	Vice President, Chief Operating Officer, Treasurer and Secretary of EBStor

Richard G. Bingler	49	Vice President, Chief Operating Officer of PACEL

Lyndon C. Thompson, CPA	40	Corporate Controller PACEL and EBStor

            David E. Calkins founded PACEL in 1994 and is its acting Chairman, President and Chief Executive Officer. From 1992 until founding PACEL, Mr. Calkins was the Regional Manager of three divisions of Pacific Nuclear, now known as Vectra Technologies, Inc., an engineering and information services company and a Nasdaq Stock Market listed company. Vectra Technologies provides power plant modifications, maintenance support and nuclear fuel handling to utility companies and the United States Department of Energy. From 1987 to 1993, Mr. Calkins served as Project Manager, Program Director, Vice President-Operations, and Executive Vice President Business Development for PRC Inc., an information systems development and Services Company. PRC provides support services to the Federal government and the utility industry. Mr. Calkins served from 1981 to 1986 as Manager of Engineering and Construction for the Zack Company, a Chicago, Illinois mechanical contractor to the utility industry. Mr. Calkins was also a Manager of Quality Engineering, and Startup Engineer for Westinghouse. From 1972 to 1981, Mr. Calkins served as an Executive Engineer and Consultant

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for NUS Corporation, a consulting firm for domestic and international utilities, The United States Nuclear Regulatory Commission and Department of Energy. Mr. Calkins is the spouse of F. Kay Calkins.

            F. Kay Calkins is currently a Director of PACEL and was Chief Operating Officer, Treasurer and Secretary until September 1, 2000, positions she held since 1996. Ms. Calkins is also a Director and the President and Chief Executive Officer of PACEL's 80% owned subsidiary, EBStor. Prior joining PACEL, Ms. Calkins was the President and Chief Executive Officer of CMC Services, Inc., a consulting company offering consulting services on marketing, training, proposal development and information systems analysis to industry and 8(a) firms from 1993 to 1996. Ms. Calkins is the spouse of David E. Calkins.

            Keith P. Hicks has been a director of PACEL since January 1999. He is a retired Captain of the U.S. Army with over 20 active years of service. Mr. Hicks was a Squadron Commander in Korea in 1955 and 1956, and served in the Executive Office to the Inspector General and the Office of Special Investigations in 1960 and 1961. Upon retiring from the military in 1961, Mr. Hicks started a private investigation business in the Commonwealth of Virginia, which became one of the top investigative firms in the state with over 60 agents. Mr. Hicks also served as the Chief Deputy Sheriff of Fairfax County from 1962 to 1969. Mr. Hicks has owned and managed Hicks Cattle Company since 1962, running over 200 head of beef cattle. In 1972 he formed and continues to manage Hicks Bonding Company and has been the owner/operator of Hick's Auctioning Company since 1991. Mr. Hicks is also a 25-year co-owner in a successful real estate company, C&H Properties Investments. He has been on the Board of Directors of Xybernaut, Inc. a high technology computer manufacturer of body worn, voice activated computers since July 1994. He is a graduate of the University of Denver, BA 1954, and LaSalle University School of Law, LL.B. 1969.

            Corey M. LaCross has been a director of PACEL since November 2000. Mr. LaCross is currently an Industrial Engineer Manager for United Parcel Service. Mr. LaCross joined UPS in 1984 where he has held various operation assignments. His most recent assignment has been as the Southeast Region Industrial Engineer Planning Manager. In this position he is in charge of managing the corporate and region cost initiatives for all production elements. This job also involves planning, technology training, vehicle management, and logistics. In 1987, Mr. LaCross received his BS degree in Business from Francis Marion University. In 1996 he received an A.T. degree from ICS College in Industrial Engineering Technology. In 1998 he began working on his MBA at Charleston Southern University. He is also an active member on the Institute of Industrial Engineers and was recently nominated to the Lexington Who's Who of executive employees. Mr. LaCross is the grandson of Keith Hicks, a director of PACEL.

            Kenneth J. Russman has served as Vice President, Chief Operating Officer, Treasurer and Secretary of EBStor since September 2000. Prior to his position with EBStor, Mr. Russman served as Technical Manager for PACEL from April 1999 to September 2000. From November, 1996 until April, 1999, Mr. Russman was a software engineer for Interactive Media Corp., a computer-based training firm located in McLean, Virginia. As a software engineer at Interactive Media Corp., his duties included computer programming and project management

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responsibilities. Mr. Russman also served as a research and design engineer for Analysis and Technology, Inc., an engineering services firm located in Arlington, Virginia from May 1993 to November 1996, where his responsibilities included the design, development, implementation, management and documentation of logistics models and information management systems for the Navy Logistics Office. From June 1985 to May 1993, Mr. Russman worked as a system test software engineer for Martin Marietta Corporation in Orlando, Florida. His responsibilities at Martin Marietta included coordinating the buildup, testing and evaluation of electro-optical and servo systems and software testing. Mr. Russman received his Bachelors of Science degree in Electrical Engineering from Michigan Technological University in 1985 and his Masters of Science degree in information systems from George Washington University in 1998.

            Richard G. Bingler has been the Vice President of Operations for PACEL since June, 2000. Mr. Bingler has more than 20 years in the Information Technology field. He has consistently progressed in the IT arena as a programmer, systems administrator, consultant and corporate officer. He holds a Bachelor's degree in Computer Science from the State University of New York at New Paltz and a Master's degree in Computer Science from Marist College in Poughkeepsie, NY.

            Lyndon C. Thompson, CPA has been the Corporate Controller for PACEL and EBStor since March, 2000. Previously, from June 1999 to May 2000, Mr. Thompson was a Financial Analyst for KPMG's Barents Group, where he was responsible for financial statements analysis. Mr. Thompson was also an Accountant for Kiplinger Washington Editors, where he was responsible for the accounting for benefit plans and financial statements, and U.S. Steel Agricultural Chemicals Division where he was an internal auditor. He has had more than fifteen years of experience in accounting, financial reporting, SEC Reporting, employee benefits, and tax reporting. Mr. Thompson received a BS in Accounting from Southeastern University in 1996.

Key Employees

            Lisa B. Smith is the Director of Business Development for PACEL. Ms. Smith has 17 years of experience in the computer and information security industry. Her experience includes 12 years of management and direct experience selling security-related software, hardware and technical services to both the commercial and government sectors. She joined PACEL as Director of Sales. Ms. Smith was Director of Sales for Integrated Management Services, Inc. (IMSI), a small business specializing in information security and computer-based training, from 1996 to 2000. Previously, Ms. Smith served as Director of Business Development, Commercial Sector, for Litronic Information Systems, Inc. from 1995-1996 and as Sales Engineer for Racal-Guardate, Inc. from 1988 to 1996. She earned a B.I.S. degree from George Mason University in 1990 and is an MBA Candidate at Strayer University.

Director Compensation

            Currently, PACEL does not separately compensate its directors who are employees of PACEL. Non-employee directors of PACEL were entitled to receive an annual retainer of

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$5,400 for service on PACEL's board of directors during 2000 payable quarterly in arrears. To date, our non-employee directors have not been paid for their board service. We have issued restricted shares of PACEL common stock equal to, and in lieu of, the amount of fees owed to Messrs. Willett and Southerly, former PACEL directors.

Executive Compensation

Summary Compensation Table

            The following table sets forth summary information concerning compensation awarded to, earned by or paid to David E. Calkins, our Chief Executive Officer, and F. Kay Calkins, the President of EBStor, for the year ended December 31, 2000. The "named executive officers" received perquisites and other personal benefits in addition to salary and bonus during the periods stated. The aggregate amount of these perquisites and other personal benefits, however, did not exceed the lesser of $50,000 or 10% of the total of his annual salary and bonus and, therefore, has been omitted as permitted by the rules of the SEC.

Annual Compensation				Long Term Compensation Awards
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Securities Underlying Options (#)	All Other Compensation ($)
DAVID E. CALKINS	2000	$124,996	$---	1,399,031 (1)	$---
Chief Executive Officer	1999	94,250	---	625,000	---
	1998	84,000	---	---	---

F. KAY CALKINS	2000	$115,415	$---	1,399,031 (1)	$---
President, EBStor	1999	90,500	---	625,000	---
	1998	77,000	---	---	---

________________
(1) Represents options to purchase 1,399,031 shares of common stock at an exercise price of $.21 per share. The options vested immediately and expire five years from February14, 2000, the date of grant.

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Option Grants in Fiscal Year 2000

            The following table shows information with respect to the grant of options to Mr. Calkins for the year ended December 31, 2000.

Individual Grants
Name	Number of Securities Underlying Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/Share)	Expiration Date
David E. Calkins	1,399,031 (1)	50%	$.21	February 13, 2005
F. Kay Calkins	1,399,031(1)	50%	$.21	February 13, 2005

______________________
(1)   Granted at the fair market value on the date of grant, vested immediately and expire five years from the date of grant.

2000 Fiscal Year-End Option Values

            The following table sets forth the number and value of unexercised stock options held by the named executive officers at December 31, 2000. An option is in-the-money if the exercise price per share of the option is below the market value per share of the option. The market value per share of PACEL common stock on December 31, 2000, as reported on the Over-the-Counter Bulletin Board, was $0.033 per share. Because David E. Calkins and F. Kay Calkins did not have any options at December 31, 2000 with an exercise price below $0.033 per share, none of their options were in-the-money as of that date.

			Number of Securities Underlying Unexercised Options at Fiscal Year-End (#)		Value of Unexercised In-the-Money Options at Fiscal Year-End ($)
Name	Shares Acquired on Exercise (#)	Value Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable
David E. Calkins	--	---	2,024,031	---	$0.00	---
F. Kay Calkins	---	---	2,024,031	---	$0.00	---

Employment Agreements

            David Calkins, PACEL's Chairman, President and Chief Executive Officer has an employment agreement with PACEL. The employment agreement is for an initial term of two years, which commenced on January 1, 2001, with the right of the parties to extend the agreement for two one-year periods by mutual consent of the parties. Under his employment agreement, Mr. Calkin is entitled to receive an annual base salary of $175,000 per year and annual increases at least equal to the increase in the cost of living index. In addition, following the termination of his employment, the agreement provides for continuation of medical insurance benefits for a period of ten years and the assignment of key man life insurance, if any. The

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agreement also contains various provisions for the protection of PACEL, including non-solicitation and non-competition provisions, and provides for the grant of options equal to 10% of PACEL's outstanding common stock upon the company meeting certain performance goals.

            F. Kay Calkins, EBStor's President and Chief Executive Officer has an employment agreement with PACEL. The employment agreement is for an initial term of two years, which commenced on January 1, 2001, with the right of the parties to extend the agreement for two one-year periods by mutual consent of the parties. Under the employment agreement, Ms. Calkins is entitled to receive an annual base salary of $160,000 per year and annual increases at least equal to the increase in the cost of living index. In addition, following the termination of her employment, the agreement provides for continuation of medical insurance benefits for a period of ten years and the assignment of key man life insurance, if any. The agreement also contains various provisions for the protection of PACEL and EBStor, including non-solicitation and non-competition provisions, and provides for the grant of options equal to 10% of PACEL's oustanding common stock upon the company meeting certain performance goals.

Stock Plans

            Key Employees Incentive Stock Plan. The Key Employees Incentive Stock Plan provides for the grant of options to officers and employees of PACEL. There are 250,000 shares of common stock reserved for issuance under this plan, as adjusted for prior stock dividends, splits and recapitalizations. As of December 31, 2000 there were options to purchase 225,000 shares of common stock outstanding at a weighted average exercise price of $.29 per share. Options granted under this plan typically vest over time, subject to acceleration in the event of the optionees termination of service with PACEL as a result of death or retirement. No option may be granted under this plan after June 15, 2003, and no option granted under this plan is exercisable after the tenth anniversary of the option's grant. Each option award shall be on such terms and conditions, consistent with the plan, as the committee administering the plan may determine. Any shares subject to an option which expires or is terminated unexercised will again be available for issuance under this plan or any other plan of PACEL or its subsidiaries.

            1999 Stock Option Plan. Our Board of Directors has adopted the 1999 Stock Option Plan, which was approved by our stockholders at PACEL's last annual meeting of stockholders. This plan provides for awards in the form of stock options and stock appreciation rights. There are 5,000,000 shares of common stock reserved for issuance under this plan. To date, no awards have been granted under this plan. Each award shall be on such terms and conditions, consistent with the plan, as the committee administering the plan may determine. We expect that options granted under this plan will typically vest over time, subject to acceleration in the event of death, retirement or a change in control of the company. Any and all such vesting requirements and acceleration provisions are at the discretion of the committee administering the plan. The 1999 Stock Option Plan became effective after its approval by our stockholders. This plan shall continue in effect for a term of 15 years thereafter unless sooner terminated under the provisions of the plan. No option that is granted under this plan is exercisable after the 15th anniversary of the option's grant. Any shares subject to an award which expires or is terminated unexercised will again be available for issuance under this plan or any other plan of PACEL or its subsidiaries.

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Limitation of Liability and Indemnification Matters

            Limitation of Liability. Virginia, like many other jurisdictions, provides limits on the extent to which directors and officers are exposed to personal liability for claims for money damages. Virginia imposes a statutory cap on money damages equal to the greater of $100,000 or the compensation received from the corporation within the preceding twelve months. This limit can be reduced to zero with the approval of the corporation's stockholders. The only exceptions to this limit on liability are for the willful misconduct and knowing violations of criminal law or federal or state securities laws. These exceptions are narrower than those found in most other jurisdictions. As a result of this provision, PACEL and its stockholders may be limited in the amount of money damages obtainable from a director or officer for breach of his or her duty of care.

            Indemnification. In addition, Virginia provides by statute for broad indemnity of directors and officers and allows the scope of the indemnity to be expanded significantly in the articles of incorporation or in stockholder-approved bylaws or resolutions. The only types of conduct that cannot be indemnified against are willful misconduct and knowing violations of criminal law. Our articles of incorporation contain provisions, which provide for indemnity of directors and officers except for willful misconduct or gross negligence.

            In order to induce and encourage highly experienced and capable persons to serve as directors and officers of PACEL, we have entered into an indemnity agreement with each of our current officers and directors. Pursuant to the terms of the indemnity agreements, each of the directors and officers will be indemnified by PACEL to the fullest extent permitted under Virginia law and its articles of incorporation in the event the officer or director is made or threatened to be made a party to a claim arising out of such person acting in his or her capacity as an officer or director of PACEL.

            Director and Officer Liability Insurance. Virginia law also permits a corporation to obtain insurance on behalf of any of its directors and officers against liabilities, whether or not the corporation would have the power to indemnify such person against these liabilities under Virginia law. While we have not obtained directors' and officers' liability insurance as of the date of this document, we anticipate obtaining such insurance in the future to the extent such insurance is available at commercially reasonable rates.

            Effect of Limitation of Liability and Indemnification Provisions. We are not aware of any pending or threatened litigation against PACEL, or its directors or officers that would result in any liability for which these individuals would seek indemnification or similar protections. Because we do not presently have directors' or officers' liability insurance and because there is no assurance that we will procure such insurance or that if such insurance is procured that it will provide sufficient coverage, we may be forced to bear a portion or all of the cost of any directors' or officers' claims for indemnification under such provisions. If we are forced to bear the costs for indemnification, PACEL's business and the value of its stock may be adversely affected. In the opinion of the SEC, indemnification for liabilities arising under the Securities Act of 1933 is contrary to public policy and therefore is unenforceable.

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            SEC's Policy on Indemnification. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling PACEL pursuant to the foregoing provisions, it is the opinion of the SEC that such indemnification is against public policy as expressed in Securities Act of 1933 and is therefore unenforceable.

Anti-takeover Effects of Certain Provisions of Virginia Law and PACEL's Articles of Incorporation

            Our board of directors has the authority to issue up to 5,000,000 shares of preferred stock of PACEL and to determine the price and the terms, including preferences and voting rights, of those shares without stockholder approval. Although we have no current plans to issue additional shares of our preferred stock, any such issuance could:
  have the effect of delaying, deferring or preventing a change in control of our company;

  discourage bids for our common stock at a premium over the market price; or

  adversely affect the market price of, and the voting and other rights of the holders of, our common stock.
            We are subject to certain Virginia laws that could have the effect of delaying, deterring or preventing a change in control of our company. One of these laws prohibits us from engaging in a business combination with any interested stockholder for a period of three years from the date the person became an interested stockholder, unless approved by at least a majority of the disinterested directors and two-thirds of the disinterested stockholders of PACEL. Another statutory protection against takeovers is the Virginia control share statute. The control share statute offers protection from unwanted corporate takeovers by requiring an interested investor who acquires a threshold percentage of stock in a target corporation to obtain the approval of non-interested stockholders before it may exercise voting rights. In addition, the significant amount of common stock held by our executive officers, directors and affiliates, could have the effect of discouraging potential takeover attempts or making it more difficult for stockholders to change management.

CERTAIN TRANSACTIONS

            On February 24, 2000, the Board of Directors granted to each of David Calkins and F. Kay Calkins an option to purchase 1,399,031 shares of PACEL common stock at an exercise price of $.21 per share. The options are immediately exercisable and expire on February 13, 2005.

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PRINCIPAL STOCKHOLDERS

            The following table presents information regarding the beneficial ownership of common stock, as of March 31, 2001 by:
  Each person (or group of affiliated persons) who is the beneficial owner of more than 5% of the outstanding common stock;

  Each PACEL director;

  The named executive officers of PACEL; and

  All of the executive officers and directors of PACEL as a group.
            For purposes of calculating beneficial ownership after the offering, we have assumed the sale of all shares covered by the registration statement of which this prospectus is a part. For purposes of calculating the percentage beneficially owned after the offering the total number of shares outstanding includes the shares of common stock covered by the registration statement of which this prospectus is a part, including those that are issuable upon the exercise of warrants issued or to be issued to Cornell Capital Partners.

            The persons named in this table have sole voting power for all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and except as indicated in the footnotes to this table.

	Beneficial Ownership Prior to the Offering			Beneficial Ownership After the Offering
Name	Number	Percentage	Shares to be purchased	Number	Percentage
David E. Calkins (1) 14048 Lee Highway Amissville, VA 20106	4,024,031	7.0%	--	4,024,031	2.7%
F. Kay Calkins (1) 14048 Lee Highway Amissville, VA 20106	4,024,031	7.0	--	4,024,031	2.7
Keith P. Hicks 4121 Roberts Road Fairfax, VA 22032	320,091	*	--	320,091	*
Corey M. LaCross 422 Jordan Way Lexington, SC 29072	28,983	*	--	28,983	*
All officers and directors as a group (7 persons)	8,397,136	14.8	--	8,397,136	5.7
___________________
(*)   Less than 1%.

(1)   David E. Calkins and F. Kay Calkins are husband and wife. In the aggregate they beneficially own 8,048,062 shares, or approximately 14%, of PACEL common stock outstanding. Included in their individual amounts is the right of each of Mr. and Ms. Calkins to acquire 500,000 shares of common stock upon conversion of their 500,000 shares of 1997 Class A preferred stock, the right to acquire 2,024,031 shares upon exercise of outstanding stock options. See "Description of Capital Stock-Preferred Stock" below.

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DESCRIPTION OF CAPITAL STOCK

General

            PACEL's authorized capital stock consists of common stock and preferred stock, each with no par value per share. The authorized classes of stock and the number of shares that are authorized and outstanding as of the date of this document are as follows:

Security	Authorized	Outstanding
Common Stock Preferred Stock	150,000,000 5,000,000	53,936,220 1,000,000

Common Stock

            As of March 31, 2001, there were 53,936,220 shares of common stock outstanding and held of record by 116 stockholders. Assuming the subsequent conversion of all our issued convertible debentures, promissory notes, and warrants outstanding as of March 31, 2001, as well as the issuance of 58,890,682 shares of our common stock under the equity line of credit agreement, we will be issuing 85,732,000 shares of our common stock. Accordingly, there will be 139,683,902 shares of common stock outstanding upon completion of this offering.

            Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. They do not have cumulative voting rights. As a result, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably, dividends, if any, as the board of directors may declare out of funds legally available, subject to any preferential dividend rights of any then-outstanding preferred stock. Upon the liquidation, dissolution or winding up of PACEL, the holders of common stock are entitled to receive ratably the net assets of PACEL available after the payment of all debts and other liabilities and subject to the prior rights of any then-outstanding preferred stock. Holders of the common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, and the shares offered by PACEL in the offering will be, when issued in consideration for payment, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock, which PACEL may designate and issue in the future.

Preferred Stock

            The board of directors is authorized, without further stockholder approval, to issue from time to time up to an aggregate of 5,000,000 shares of preferred stock in one or more series. The board of directors may fix or alter the designations, preferences, rights and any qualification, limitations or restrictions of the shares of any series, including the dividend rights, dividend rates, conversion rights, voting rights, redemption terms and prices, liquidation preferences and the numbers of shares constituting any series. One million shares of preferred stock are currently

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outstanding as described above in the section entitled "Certain Transactions." Although the ability of the board of directors to designate and issue preferred stock could provide flexibility in possible acquisitions or other corporate purposes, issuance of preferred stock may have adverse effects on the holders of common stock. The effects could include:
  Restrictions on dividends on the common stock if dividends on the preferred stock have not been paid;

  Dilution of voting power of the common stock to the extent the preferred stock has voting rights; or

  Deferral of participation in PACEL's assets upon liquidation until satisfaction of any liquidation preference granted to holders of the preferred stock.
            In addition, issuance of preferred stock could make it more difficult for a third party to acquire a majority of the outstanding voting stock and accordingly may be used as an "anti-takeover" device. The board of directors, however, currently does not contemplate the issuance of any additional preferred stock and is not aware of any pending transactions that would be affected by such issuance.

            To date, the Board of Directors has issued 1,000,000 shares of the 1997 Class A Preferred Stock to David E. Calkins and F. Kay Calkins, each of whom owns 500,000 shares. Each share of the 1997 Class A Preferred Stock is convertible into one share of PACEL common stock. The preferred stock is convertible by the holders into common stock at any time and at no cost. The Board of Directors issued the preferred stock to David and Kay Calkins in exchange for the forgiveness of approximately $11,320 owed to them by PACEL.

Convertible Notes

            In July, 2000, we became the obligor under two promissory notes each in the amount of $250,000. The notes bear an annual interest rate of 7%, compounded annually. We have the option of paying HLKT Holdings, the holder of the notes, by issuing PACEL common stock. Should we decide to pay our obligations under the notes by issuing our common stock, the stock will have a value equal to 70% of the average closing bid price for the stock for the five days immediately prior to payment.

            We have agreed to register in this registration statement, of which this prospectus is a part, the shares of common stock that we would issue if we were to pay off these notes using our common stock.

SECURITIES PURCHASE AGREEMENT

            On March 14, 2001, we entered into a securities purchase agreement for the sale and issuance of $250,000 of our 5% convertible debentures. The buyers of the debentures have the right to convert all or any portion of the principal amount of the debentures and all interest that

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has accrued on that portion of the principal that is to be converted, into shares of our common stock.

            The conversion price is equal to the lower of (x) $0.0937 per share, or (y) 80% of the average of the lowest five closing bid prices during the twenty trading days immediately preceding the date of conversion. To permit the buyers of our debentures to resell the shares of common stock issued to them upon conversion of the debentures, we agreed to register those shares and maintain the registration statement of which this prospectus is a part.

EQUITY LINE OF CREDIT AGREEMENT

            We signed an equity line of credit agreement with Cornell Capital Partners, L.P., a Delaware limited partnership, on March 14, 2001, for the future issuance and purchase of shares of our common stock.

            In general, the equity line of credit agreement operates like this: the investor, Cornell Capital Partners, has committed to provide us up to $10.0 million as we request it in return for our common stock. We may request an advance on the equity line of credit once every ten trading days. The maximum amount of each advance is determined by looking at the average trading volume of our common stock for the forty trading days prior to our request and the lowest bid price for our common stock over the previous ten trading days before our request. The aggregate total of all advances cannot exceed $10.0 million and we are under no obligation to request an advance for any period.

            The per share price that Cornell Capital Partners pays for our common stock for each advance includes a 9% discount. The per share purchase price is based on the lowest closing bid price of our common stock for the ten trading days immediately preceding our request for an advance. We then divide the amount of the advance by the per share purchase price to determine the number of shares we will issue to Cornell Capital Partners in return for that money. Based on a review of our trading volume and stock price history and the number of advance requests we expect to make, we are registering 81,000,000 shares of common stock for possible issuance under the common stock subscription agreement.

Amount of the Advance

            No advance can be for more than an amount equal to 150% of the dollar amount of (x) the average daily trading volume of our common stock for the forty consecutive trading days immediately preceding the related advance request date, multiplied by (y) the lowest closing bid price of our common stock for the ten consecutive trading days immediately preceding the related advance request date. We cannot make another request for an advance within the ten trading days that follow an advance request we have already made.

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Price Per Share and Number of Shares

            The ten trading day period immediately preceding our request for an advance will be used to determine the price per share of the common stock that we will issue in return for the financing provided by Cornell Capital Partners, and thus the number of shares that Cornell Capital Partners will receive.

            To determine the price per share of common stock that we must issue in connection with the advance, we will take the lowest closing bid price during the ten trading day period that ends immediately before our request for an advance. From this price we will subtract the advance discount percentage. The discount percentage is equal to 9%.

            To determine the number of shares we will issue, we will divide the dollar amount of our advance request by the per share price of the common stock. The following is an example of the calculation of the amount of the advance that we could request and the number of shares we would issue to Cornell Capital Partners in connection with that advance based on hypothetical assumptions.

Sample Calculation of an Advance

            In this example, suppose we provide notice to Cornell Capital Partners that we wish to make a request for an advance. If we assume the average daily trading volume for the forty days prior to our request for an advance is 1,000,000 shares and that the lowest closing bid price of our common stock for the ten days prior to the notice is $0.10 per share, the dollar amount of the average daily trading volume of the common stock is $91,000, or 1,000,000 multiplied by $0.01 minus $0.009, or $0.091. We cannot draw down more 150% of that number, or $136,500.

Sample Calculation of Per Share Price and Number of Shares

            Assume the following:
  we have made a request for an advance of $136,500, based on the formula above;

  the lowest closing bid price for the ten trading days immediately preceding our request for advance is $0.10; and

  the discount percentage is 9%.
            Based on these assumptions, the price per share that Cornell Capital Partners would pay for these shares would be equal to $.091, or $0.10 multiplied by 91%. Therefore, we would issue a number of shares of common stock to Cornell Capital Partners equal to $136,500 divided by the $.091 per share purchase price, or 1.5 million shares.

            Based on the current closing bid price of our common stock and the average daily trading volume of our common stock for the forty trading days ended April 5, 2001, we could only

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request advances totaling $711,450 over the entire thirty-month term of the equity line of credit agreement. We would therefore issue 19,545,330 shares of our common stock to Cornell Capital Partners over the same period of time.

            An increase in the average daily trading volume of our common stock without a corresponding increase in the price of our stock would require us to issue a greater number of shares. If the number of shares we were required to issue increased dramatically, we would have to seek stockholder approval to increase the number of authorized shares.

Necessary Conditions Before Cornell Capital Partners is Obligated to Purchase our Shares

            The following conditions must be satisfied before Cornell Capital Partners is obligated to purchase the common shares that we wish to sell from time to time:
  a registration statement for the shares must be declared effective by the SEC and must remain effective and available as of the closing date for each advance;

  the sale and issuance of the shares of common stock shall be legally permitted by all laws and regulations to which PACEL is subject;

  the representations and warranties we made in the equity line of credit agreement must be accurate in all material respects;

  no statute, rule or regulation shall have been enacted that prohibits or adversely affects any transaction contemplated under the equity line of credit agreement;

  trading in our common stock must not have been suspended by the SEC;

  since the date of filing of our most recent quarterly or annual report with the SEC, no event has or is likely to have a material adverse effect on PACEL;

  our stock must continue to be traded on the Over-the-Counter Bulletin Board.
Termination of the Equity Line of Credit Agreement

            The equity line of credit agreement expires thirty months from the date the registration statement, of which this prospectus is a part, is declared effective by the SEC or when Cornell Capital Partners advances $10.0 million in the aggregate, whichever occurs first.

Placement of Equity Financing

            As part of the equity line of credit agreement, we agreed not to issue any equity securities or securities convertible into, or exercisable for, equity securities for less than the closing bid price of our common stock. This restriction does not apply for up to $500,000 of our promissory notes, which were outstanding prior to entering into the equity line of credit agreement.

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Registration Rights

            To permit Cornell Capital Partners to resell the common shares issued to it under the equity line of credit agreement, we agreed to register those shares and to maintain that registration. To that end, PACEL has agreed with Cornell Capital Partners that we will prepare and file such amendments and supplements to the registration statement and the prospectus as may be necessary in accordance with the Securities Act and the rules and regulations promulgated thereunder, to keep it effective until the date Cornell Capital Partners no longer owns any of our securities, provided that it is not entitled to receive further securities under the equity line of credit agreement.

WARRANTS AND RESTRICTED SHARES

            As a condition of entering into the securities purchase agreement, we have agreed to issue             rants to purchase 250,000 shares of our common stock. The warrants have an exercise price of $.099 per share. The holders of the warrants are entitled to certain registration rights upon exercise of the warrants. In addition, pursuant to the equity line of credit agreement, we agreed to issue 5,555,556 restricted shares of our common stock. The holders of restricted stock also have demand registration rights with respect to the restricted stock. Accordingly, we are registering in excess of 5.8 million shares of our common stock to remove the trading restrictions from the restricted stock and to provide freely tradable stock upon the exercise of the warrants.

Transfer Agent

            Olde Monmouth Stock Transfer Co., Inc. acts as PACEL'S transfer agent and registrar for the common stock.

Listing

            The common stock trades on the National Association of Securities' Dealers, Inc. Over-the-Counter Bulletin Board under the symbol "PLRP."

SHARES ELIGIBLE FOR FUTURE SALE

            The market price of the common stock may be adversely affected by the sale, or availability for sale, of substantial amounts of the common stock in the public market following the offering. The 101,550,000 shares being offered hereby will be freely tradable unless held by affiliates of PACEL. Upon completion of the offering, executive officers and directors of PACEL will own a total of:
  8,397,136 shares of common stock;

  Options to acquire 4,048,062 shares of common stock; and

  Preferred stock convertible into 1,000,000 shares of common stock.

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            The shares of common stock held by directors and executive officers may be sold in the public market only if registered or pursuant to Rule 144 of the Securities Act. The provisions of Rules 144 provide that these securities will be available for sale in the public market on the date which is one year from the date they were issued, subject to the volume limitations and other conditions of Rule 144.

            In general, under Rule 144, a person who has owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:
  One percent of the number of shares of common stock then outstanding, which will equal approximately 1,396,000 shares immediately after this offering, assuming we issue all of the shares offered hereby; or

  The average weekly trading volume of the common stock on the National Association of Securities' Dealers Over-the-Counter Bulletin Board during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.
            Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about PACEL.

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THE SELLING STOCKHOLDERS

            The following table sets forth certain information regarding the selling stockholders and the shares offered by them through this prospectus. None of the selling stockholders within the past three years has had any material relationship with us or any of our affiliates except as described below. The term "selling stockholders" also includes any transferees, pledges, donees, or other successors in interest to the selling stockholders named in the table below. Because the selling stockholders may offer all or some of the shares pursuant to this prospectus, and to our knowledge there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares that may be held by the selling stockholder after completion of this offering, we can give no estimate as to the amount of shares that will be held by the selling stockholders after completion of this offering. The 101,550,000 shares offered through this prospectus include the following:
  5,555,556 shares of restricted common stock issued to Yorkville Advisors, LLC, Owen May, May Davis Group, Inc. and Trans-Global Capital Holdings, LTD.;

  250,000 shares of common stock issued upon exercise of warrants at $.099 per share that were issued to Trans-Global Capital Holdings, LTD., Owen May, Mark Angelo, Robert Farrell, Joseph Donohue and Hunter Singer;

  6,250,000 shares of common stock to be issued upon conversion of convertible debentures in the aggregate amount of $250,000 sold and issued to Thomas Kelly, W. David McCoy and the Richard T. Garrett Trust (for purposes of this registration statement only, we have assumed a conversion price of $0.04 per share);

  58,890,682 shares of our common stock that may be issued to Cornell Capital Partners under the equity line of credit agreement.

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Name	Beneficial Ownership of Common Stock as of March 31, 2001	Maximum Number of Shares of Common Stock Offered for Sale

Margaret C. John	187	187
Kenneth M. Robinson	187	187
Pamela P. and William J. Gann	930	930
Traci L. and Daniel L. Marcey, Jr.	930	930
Douglas Fowler	2,230	2,230
Shera Hicks	7,050	7,050
James Kaplon/Anna May Kapon - JT Ten	10,400	10,400
Michael J. Caprarese	12,350	12,350
Virginia Miller	13,065	13,065
Joyce Webb/ WD Webb	19,891	19,891
Corey M. LaCross	30,000	30,000
Craig LaCross	34,375	34,375
Beth Goens	37,500	37,500
Mark Angelo	40,000	40,000
Robert Farrell	40,000	40,000
Joseph Donohue	40,000	40,000
Hunter Singer	40,000	40,000
Beth A. Freedman(1)	48,750	48,750
Neeshesh	50,000	50,000
Michael Sadow(1)	68,250	68,250
Dave Muchnikoff(1)	68,250	68,250
Mike Ring	78,000	78,000
Robert L. Freedman(1)	97,500	97,500
Kip A. Weissman	97,500	97,500
James S. Fleischer(1)	97,500	97,500
Robert Allen Walker Jr	130,000	130,000
Daniel W. Kuhnlein	131,300	131,300
Leland L. Cate	150,800	150,800
James D. Willett	157,500	157,500
Thomas N. Southerly	157,500	157,500
Kevin Burke/Synapse Corp.	169,732	169,732
Robert Sewell	249,552	249,552
Richard A. Casford	314,600	314,600
Richard M. Rogers	325,000	325,000
Martin L. Meyrowitz(1)	380,250	380,250
Vision Publishing	400,000	400,000
Larry Kanavy	434,783	434,783
Owen May	540,000	540,000
Brent W. Berry	648,700	648,700
Richard W. Lisenby	736,000	736,000
North Coast Investments	750,000	750,000
May Davis Group, Inc.	900,000	900,000
Jerry Smith/ Le Bleu Corp	1,136,200	1,136,200
Market Force, Inc.	1,200,000	1,200,000
Trans-Global Capital Holdings, Ltd.	1,161,110	1,161,110
iCapital Corporation	2,000,000	2,000,000
Yorkville Advisers	3,044,446	3,044,446
HLKT Holdings	20,357,000	20,357,000
Cornell Capital Partners, L.P.	58,890,682	58,890,682
_____________
(1) Partners in the law firm of Silver, Freedman & Taff, L.L.P., which acts as counsel to PACEL.

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SELLING STOCKHOLDERS PLAN OF DISTRIBUTION

            Subject to the agreements by the selling stockholders described above, the selling stockholders may sell the shares from time to time at market prices prevailing on the Over-the-Counter Bulletin Board at the time of offer and sale, or at prices related to such prevailing market prices; or

  in negotiated transactions; or

  a combination of such methods of sale.
            The selling stockholders may effect such transactions by offering and selling the shares directly to or through securities broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchaser of the shares from whom such broker-dealers may act as agent or to whom the selling stockholders may sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

      The selling stockholders and any broker-dealers who act in connection with the sale of their shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, as amended, and any commissions received by them and profit on any resale of the shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act. We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act as underwriters or otherwise.

            We have advised the selling stockholders that they and any securities broker-dealers or others who may be deemed to be statutory underwriters will be subject to the prospectus delivery requirements under the Securities Act. Under applicable rules and regulations under the Securities Exchange Act of 1934 any person engaged in a distribution of any of the shares may not simultaneously engage in market activities with respect to the common stock for the applicable period under Regulation M prior to the commencement of such distribution. In addition and without limiting the foregoing, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Rule 10b-5 and Regulation M, which provisions may limit the timing of purchases and sales of any of the shares by the selling stockholders. All of the foregoing may affect the marketability of the common stock.

            In the absence of this registration statement, the selling stockholders would be able to sell their shares only subject to the limitations of Rule 144 promulgated under the Securities Act. In general, under Rule 144 as currently in effect, an "affiliate" of the issuer, or a person who has beneficially owned shares which are "restricted securities" for at least one year, is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

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  one percent (1%) of the then outstanding shares of common stock of the issuer; or

  the average weekly trading volume of the common stock during the four calendar weeks preceding a sale by such person.
            Sales under Rule 144 are also subject to certain matter of sale provisions, notice requirements and the availability of current public information about the issuer. Under Rule 144, however, a person who is not, and for the three months prior to the sale of such shares has not been, an affiliate of the issuer is free to sell shares which are "restricted securities" which have been held for at least two years without regard to the limitations contained in Rule 144. None of the selling stockholders will be subject to the foregoing restrictions when selling their shares pursuant to this prospectus.

            Under Section 16 of the Exchange Act, executive officers, directors and 10% or greater shareholders of PACEL will be liable to us for any profit realized from any purchase and sale (or any sale and purchase) of common stock within a period of less than six months.

Limited Grant of Registration Rights

            We granted registration rights to the selling stockholders to enable them to sell the common stock owned by them or to be acquired by them under the equity line of credit agreement, the stock purchase agreement and the related warrants. In connection with the registration, we have no obligation:
  to assist or cooperate in the offering or disposition of the shares;

  to indemnify or hold harmless the holders of any shares (except to the extent that the selling stockholders incur any expenses as a result of false or untrue statements of material fact that are contained in the registration statement of which this prospectus is a part) or any underwriter designated by the holders;

  to obtain a commitment from an underwriter relative to the sale of any shares; or

  to include the shares within any underwritten offering we do.
            We will assume no obligation or responsibility whatsoever to determine a method of disposition for the shares or to otherwise include the shares within the confines of any registered offering other than the registration statement of which this prospectus is a part.

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LEGAL MATTERS

            Silver, Freedman & Taff, L.L.P., Washington, D.C. will pass upon the validity of the shares of common stock being offered and other legal matters for PACEL. As of the date of this prospectus, members of Silver, Freedman & Taff, L.L.P. beneficially owned in the aggregate 825,000 shares of PACEL's common stock; 760,500 of these shares have been included in this prospectus.

EXPERTS

            The financial statements as of December 31, 2000 and 1999 included in this prospectus have been so included in reliance on the report of Peter C. Cosmas & Co., CPAs, independent accountants, given as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

            We have filed with the SEC a registration statement on Form SB-2 under the Securities Act of 1933 with respect to the shares of common stock to be sold in this offering. The registration statement includes exhibits and schedules in addition to this prospectus. For further information with respect to PACEL and the shares of common stock to be sold in the offering, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any material contract, agreement or other document referred to are summaries which disclose the material terms of such documents. Each of these statements is qualified in its entirety by reference to the copy of the applicable document filed as an exhibit to the registration statement.

            You may read and copy all or any portion of the registration statement or any reports, statements or other information PACEL files at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room's operations. PACEL's SEC filings, including the registration statement, are also available to you on the SEC's Web site (http://www.sec.gov)."

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PACEL CORP. AND SUBSIDIARIES

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INDEPENDENT AUDITORS' REPORT

       To The Board of Directors
       PACEL Corp.

       We have audited the accompanying consolidated balance sheet of Pacel Corp. and Subsidiaries as of December 31, 2000 and 1999 and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

       We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

       In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacel Corp. and subsidiaries as of December 31, 2000 and 1999, and results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

       The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1(p) to the financial statements, the Company has had minimal revenues since inception and requires additional capital to continue operations. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1(p). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                                                      Peter C. Cosmas Co., CPAs

370 Lexington Ave.
New York, NY 10017

March 28, 2001

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PACEL CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31, 2000	December 31, 1999
ASSETS
Current assets:
Cash and cash equivalents	$ 36,356	$ 95,631
Accounts receivable, net of allowance for doubtful accounts of $5,155 and $2,336 respectively	9,883	41,577
Inventory	17,213	13,680
Other receivables	64,760	-0-
Prepaid expenses	2,469	11,867
Total current assets	130,681	162,755
Property and equipment, net of accumulated depreciation of $65,531 and $37,829 respectively	141,882	48,880
Non-current assets:
Note receivable	71,000	71,000
Goodwill	8,106	10,270
Security deposits	9,089	7,985
Total non-current assets	88,195	89,255
Total assets	$ 360,758	$ 300,890
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Notes payable convertible debenture	$ 531,389	$ 50,000
Notes payable bank	50,000	-0-
Accounts payable	491,926	291,812
Loans payable officers-Stockholders	62,741	14,000
Accrued expense	73,071	211,921
Total current liabilities	1,209,127	567,733
Minority interest Commitments:
Stockholders' equity (deficit) Preferred stock, no par value, no liquidation value, 5,000,000 shares authorized, issued 1,000,000 shares 1997 class A convertible preferred stock	11,320	11,320

Common stock - no par value,150,000,000 and 40,000,000 shares authorized in 2000and 1999 respectively, 39,348,486, 13,990,313 shares outstanding in 2000 and 1999, respectively	5,155,914	2,394,129

Cumulative currency translation adjustment	(10,833)	(4,807)

Deficit	(6,004,770)	(2,667,485)
Total stockholders' equity (deficit)	(848,369)	(266,843)
Total liabilities and stockholders' equity	$ 360,758	$ 300,890
See accompanying notes to consolidated financial statements

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PACEL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2000	1999

Net Sales	$ 244,971	$ 102,464
Operating costs and expenses:
Research and development	969,971	918,366
Depreciation & Amortization	30,530	17,636
Interest expense	63,284	176,091
Sales and Marketing	622,525	40,206
General and Administrative	1,895,946	502,042
Total operating costs and expenses	3,582,256	1,654,341
Net (loss)	$(3,337,285)	$(1,551,877)
Net (loss) per common share
Basic	(0.14)	(0.19)
Diluted	(0.14)	(0.19)
Weighted Average shares outstanding
Basic	24,609,704	8,014,285
Diluted	24,609,704	8,014,285
See accompanying notes to consolidated financial statements

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PACEL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE TWO YEARS ENDED DECEMBER 31, 2000

	Preferred Stock		Common Stock
							Total
					Retained	Currency	Stockholders
					Earnings	Translation	Equity
	Shares	Amount	Shares	Amount	(Deficit)	Adjustment	(deficit)

Balance, December 31, 1998	1,000,000	$11,320	5,834,325	$ 959,191	$(1,115,608)	-0-	$ (145,097)

Issuance of common stock and warrants net of expenses			7,307,975	1,164,169			1,164,169

Issuance of common stock of professional services			848,013	170,769		170,769

Grant of common stock options exercisable below market on date of grant				100,000			100,000

Effect of currency translation						(4,807)	(4,807)

Net loss					(1,551,877)		(1,551,877)

Balance, December 31, 1999	1,000,000	11,320	13,990,313	2,394,129	(2,667,485)	(4,807)	(266,843)

Issuance of common stock and warrants net of expenses			21,506,507	2,527,721			2,627,721

Issuance of restricted common stock for professional services			1,450,000	116,629			116,629

Issuance of common stock for professional services			2,366,666	110,435			110,435

Conversion of employee common stock options			35,000	7,000			7,000

Effect of currency translation						(6,026)	(6,026)

Net loss					(3,337,285)		(3,337,285)

Balance, December 31, 2000	1,000,000	$ 11,320	39,348,486	$5,155,914	$(6,004,770))	$(10,833)	$(848,369)

See accompanying notes to consolidated financial statements

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PACEL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,
	2000	1999

Cash flows from operating activities:
Net (loss)	$(3,337,285)	$(1,551,877)
Adjustments to reconcile net (loss) to net cash (used in) provided by operating activities:
Depreciation	27,702	17,636
Provision for Bad Debts	2,819	2,336
Other non cash items	235,740	325,171
Increase (Decrease) in Cash from changes in:
Accounts receivable	28,875	(25,028)
Other receivables	(64,760)	60,350
Inventory	(3,533)	(13,680)
Other assets	-0-	1,100
Security deposits	(1,104)	(2,502)
Good will	2,164	(10,270)
Prepaid expenses	9,398	3,133
Accounts payable	200,114	224,858
Accrued expense	(138,850)	54,041
Loans Payable Officers-Stockholders	48,741	(119,000)
Net cash (used in) operating activities	(2,989,979)	(1,033,732)

Cash flows from investing activities:

Purchase of property and equipment	(120,704)	(9,025)
Notes Receivable	-0-	3,000

Net cash used in investing activities	(120,704)	(6,025)

Cash flows from financing activities:

Notes payable Convertible debenture	481,389	15,000
Notes payable bank	50,000	-0-
Proceeds from sale of common stock	2,526,045	1,086,724

Net cash provided by financing activities	3,057,434	1,101,724
Effect of exchange rates on cash	(6,026)	4,807

Net increase (Decrease) in cash and cash equivalents	(59,275)	66,774

Cash and cash equivalents at beginning of year	95,631	28,857

Cash and cash equivalents at end of period	$ 36,356	$ 95,631

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	4,835	1,727

See accompanying notes to financial statements.

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PACEL CORP. AND SUBSIDARIES
NOTES TO CONSOLIDATED FINANCIAL STATMENTS
DECEMBER 31, 2000 AND 1999

1.    Summary of Significant Accounting Policies:

       a)  Nature of the business

PACEL Corp. (the "Company") was incorporated on May 3, 1994 under the laws of the State of Virginia. The Company was formed for the purpose of developing and marketing its own computer software programs. To date, the Company has developed and is marketing several versions of its interactive electronic procedure software to be used with Microsoft Windows. These products include the "Visual Writer System", "Win Sentry","Zoomer" and the latest software product family suites of " ChildWatch" and now "e-Centurion" are preparing to come to the market.

The Company has completed research and development and testing activities on the ChildWatch Suite of Programs, including " ChildWatch Lite (a freeware program) and ChildWatch (a retail program to be released in the second quarter of 2001) and has funded the development of these software programs through management contributions of money, time and materials, investor financing and limited sales of software. It has hired personnel and developed consulting relationships to position itself with the move into retail marketing and sales of it software programs.

       b)  Principles of consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries in which a controlling interest is maintained. All significant inter-company accounts and transactions have been eliminated in consolidation. For those consolidated subsidiaries where Company ownership is less than 100%, the minority stockholders' interest are shown as a minority interest. Investments in affiliates over which the Company has significant influence but not a controlling interest are carried on the equity basis.

       c)  Cash and cash equivalents

Cash equivalents consist of liquid investments, with a maturity of three months or less at the time of purchase. Cash equivalents are stated at cost, which approximate market value.

       d)  Inventories

Inventories are stated at the lower of cost or market, which approximates actual cost, using the first in, first out method.

       e)  Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is determined using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of 24 to 36 months are used on computer equipment and related software, five years for office equipment, furniture, and fixtures. Depreciation and amortization of leasehold improvements is computed using the shorter of the remaining lease term or five years. Maintenance and repairs are charged against income and betterments are capitalized.

       f)  Reclassification

Certain prior year amounts have been reclassified to conform to current year's presentation.

       g)  Revenue recognition

Revenue is recognized when earned. The Company's revenue recognition policies are in compliance with American Institute of Certified Public Accountants Statement of Position 97-2. Software Revenue Recognition. Revenue from products licensed to original equipment manufacturers is recorded when the manufacturers ship licensed products while revenue from organization license programs are recorded when the software has been delivered and the customer is invoiced. Revenue from packaged product sales to distributors and resellers is recorded when related products are shipped. Maintenance and subscription revenue is recognized ratably over the contract period. Revenue attributable to significant support is based on the price charged or derived value of the undelivered elements and is recognized ratably

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on a straight-line basis over the producer's life cycle. Costs related to insignificant obligations, which include telephone support for certain products, are accrued. Provisions are recorded from returns and bad debts.

       h)  Advertising Costs

The Company expenses all advertising costs as incurred.

       i)  Research and Development Expenses

Costs incurred in the product development of new software products are expensed as incurred until technological feasibility has been established. Software development costs, which are required to be capitalized pursuant to Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed," have not been material to date. To date, the establishment of technological feasibility of the Company's products and general release substantially coincide. As a result, the Company has not capitalized any software development costs.

       j)  Use of Estimates

The preparation of financial statements and related disclosures in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the Consolidated Financial Statements and accompanying notes.

       k)  Impairment of long-lived Assets

Effective January 1, 1996, the Company adopted SFAS NO. 121, "Accounting for the Impairment of long-lived Assets and for long-lived Assets to be Disposed of." SFAS 121 required the Company to review the recoverability of the carrying amounts of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the asset might not be recoverable.

Long-lived assets and certain identifiable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of discounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of an impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold and use are based on the fair value of the asset. Long-lived assets and certain identifiable intangible assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

       l)  Foreign Currency Translation

The financial statements of the Company's foreign subsidiaries are measured using the local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at exchange rates as of the balance sheet date with the resulting translation adjustments recorded directly to a separate component of shareholders' equity. Income and expense accounts are translated at average exchange rates during the year. The resulting cumulative translation adjustments are included in the consolidated and combined statements of operations and were not material for any periods presented herein.

       m)  Segment Information

SFAS No. 13 1, "Disclosures about Segments of an Enterprise and Related Information" establishes standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or chief decision making group, in deciding how to allocate resources and in assessing performance. The Company operates in one segment.

       n)  Fair Value Disclosures

The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, inventories, accounts payable and accrued expenses, approximate fair value because of the immediate or short-term maturity of these financial instruments.

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       o)  Stock Options

The Company accounts for its stock options in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted the disclosure requirements of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-based Compensation. Had the Company determined compensation cost based on fair value at the grant date for stock options under SFAS No. 123 the effect would have been immaterial.

       p)   Basis of Financial Statement Presentation

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has generated minimal revenues from inception to December 31, 2000. These factors indicate that the Company's continuation, as a going concern is dependent upon its ability to obtain adequate financing. See Note 14 detailing equity financing arrangements.

       q)  Impact of Recently Issued Accounting Standards

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" and in June 2000 issued SFAS 138, accounting for certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS 133. These new standards require companies to record derivative financial instruments on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the fair value of those derivatives would be accounted for based on the use of the derivative and whether the instrument qualified for hedge accounting, as defined in SFAS 133 and 138. The Company is required to implement these statements in the first quarter of fiscal 2001. The company has not used derivative instruments and believes the impact of adoption of this statement will not have a significant effect on the financial statements.

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101, as amended, summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. At this time, management does not expect the adoption of SAB 101 to have a material effect on the Company's operations or financial position.

In March 2000, the Financial Accounting standards Board, released FASB Interpretation No. 44, " Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25," which provides clarification of Opinion No. 25 for certain issues, such as the determination of who is an employee, the criteria for determining whether a plan qualifies as a non-compensatory plan, the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and the accounting for an exchange of stock compensation award in a business combination. The Company believes that its practices are in conformity with this guidance, and therefore Interpretation No. 44 will have no impact on its financial statements.

2)    Business Combinations:

On October 22, 1999 PACEL Corp. acquired all of the outstanding stock 29,055 shares of Fairfax Communications Limited for $30,000, which included $57,774 of assumed debt. The acquisition was accounted for as a purchase under Accounting Principles Board Opinion No. 16 (APB no. 16). In accordance with APB No. 16, the Company allocated the purchase price based on the fair value of the assets acquired and liabilities assumed. Good will resulting for the purchase of $10,811 was recognized and will be amortized over a five-year period $2,164 and $541 were charged to amortization expense respectively in 2000 and 1999.

In July 1999, the Company formed an eighty- percent owned subsidiary, E-Business Store.Com Inc. for the purpose of expanding its Internet business. The 20% minority interest is owned equally by David and F. Kay Calkins. The subsidiary operated at a loss, the minority's 20% share of the loss of $163,823 is not reflected in the statement of operations.

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3)    Property and Equipment:

Property and equipment consist of the following:

	December 31,
	2000	1999
Computers and office Equipment	$210,240	$ 86,709
Less accumulated depreciation	68,359	37,829
	$141,881	$48,880
4)    Notes Receivable

The company extended a long-term note to CTM Automated Systems, Inc. in the amount of $75,000 at an interest rate of 5.25% payable monthly with a balloon payment October 2002. 1,000 shares of CTM stock collateralize the loan. The balance of the loan was $71,000 at December 31, 2000 and December 31, 1999.

5)    Short Term Debt

       a)  Note payable bank

The Company borrowed $50,000 from the bank in the from of a short-term note due February 20,2001 at an interest rate of 8.5%.

       b)  Convertible Notes payable

The Company had convertible notes of $531,389 and $50,000 December 31, 2000 and 1999 respectively. The notes bear an interest rate of 7% and 11% in 2000 and 1999 respectively. In conjunction with the notes the Company issued Common Stock purchase warrants to the lender in consideration for execution of the financing agreements.

Under the terms of the warrant agreements, the exercise price of the warrants and the number of shares purchasable with each warrant are adjusted when converted. On the conversion date, the exercise price of the warrant is 70% of the average market price of the stock for the five days prior to conversion. This discount from market amounted to $ -0- and $175,000 in 2000 and 1999 respectively, and was charged to interest expense.

6)    Income Taxes

The Company provides for the tax effects of transactions reported in the financial statements. The provision if any, consists of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. As of December 3 1, 2000 and 1999, the Company had no material current tax liability, deferred tax assets, or liabilities respectively. The Company has available a net operating loss carry forward of approximately $6 million for tax purposes to offset future taxable income. The net operating loss carryforwards expire in 2011-2019.

7)    Earning (Loss) Per Share:

In February 1997, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards ("SFAS") No. 128. "Earnings Per Share" applicable for financial statements issued for periods ending after December 15, 1997. As required the Company adopted "SFAS" No. 128 for the year ended December 31, 1997 and restated all prior period earnings per share figures. The Company has presented basic earnings per share. Basic earnings per share exclude potential dilution and are calculated by dividing income available to common stockholders by the weighted average number of outstanding common shares. Diluted earnings per share incorporate the potential dilutions from all potentially dilutive securities that would have reduced earnings per share. Since the potential issuance of additional shares would reduce loss per share they are considered anti-dilutive and are excluded from the calculation.

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Basic net income per common share is computed using the weighted-average number of common shares outstanding during the period. Diluted net income per common share is computed using the weighted-average number of common and dilutive common equivalent shares outstanding during the period. Dilutive common equivalent shares consist of stock options. Share and per-common share data for all periods presented reflect the effect of a 4-for-1 stock split, in April of 1998 and a 1-for-4 reverse stock split that became effective on December 31, 1998.

The weighted average number of shares used to compute basic earnings (loss) per share was 24,609,704 and 8,014,285 at December 31, 2000 and 1999 respectively.

8)    Commitments and Contingencies:

              Operating Leases

Future annual minimum lease payments under all non-cancelable operating leases as of December 31, 2000 are as follows:

2001	$227,677
2002	162,641
2003	135,870
2004	22,641

Total Minimum Lease Payments	$548,829
Rent expense for December 31, 2000and 1999 was $143,496 and $60,321, respectively.

9)    Stockholders' Equity:

       a)  Preferred Stock:

The Company's Amended Certificate of Incorporation authorizes 5,000,000 shares of no par, no liquidating value preferred stock, of which 1,000,000 shares have been designated the 1997 class A Convertible Preferred Stock. The number of shares of the 1997 Class A shall be limited to 1,000,000. The Board of Directors of the Company has the authority to establish and designate any shares of stock in series or classes and to fix any variations in the designations, relative rights, preferences and limitations between series as it deems appropriate, by a majority vote.

The shares of the 1997 Class A Convertible Preferred Stock shall have no liquidation value, and shall be entitled to receive, out of any funds of the Company at the time legally available for the declaration of dividends, a per share participating dividend equivalent to that declared and or paid with respect to a share of Common Stock.

At any time after June 30, 2000, the Company, at the option of the Board of Directors, may redeem the whole of or part of, the 1997, Class A Convertible Preferred Stock by paying in cash $ .001 per share and in addition an amount equal to all unpaid dividends.

       b)  Common Stock:

On November 28, 2000, the shareholders of the Company approved an increase to the authorized number of shares of common stock from 40 million to 150 million shares, on December 8, 2000; the Board of Directors approved the increase.

The authorized common stock of the Company consists of 150,000,000 and 40,000,000 shares at December 31, 2000 and 1999 respectively without par value. In April of 1998 the Company effected a forward recapitalization of the number of shares of common stock outstanding in a ratio of 4 to 1 restating the number of shares of common stock outstanding from 4,410,000 to 18,825,200 shares of common stock without par value. In May, 1997 the Company effected a forward recapitalization of the number of shares of common stock outstanding in a ratio of 30,000 to 1 restating the number of shares of common stock outstanding from 147 shares, $1.00 par value per share to 4,410,000 shares of common stock without a value. In October 1999, the Company effected a one-for-four reverse split restating the number of common shares as of December 31, 1998 from 23,337,298 to 5,834,325. All references to average number of shares outstanding and prices per share have been restated retroactively to reflect the split.

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10)   Related Party Transactions:

       a)  Issuance of Common Stock

The Company sold an aggregate of 100 shares to David and F. Kay Calkins for $2,000. These shares were split in May 1997 in a ratio of 30,000 to 1 restating the number of common shares owned by David and F. Kay Calkins from 100 to 3,000,000 after adjustment for splits reverse splits.

       b)  Officers Loans

The Company borrowed an aggregate of $58,741 from David and F. Kay Calkins in loans and unreimbersed business expenses.

The Company recorded a liability to David and F. Kay Calkins in the amount of $4,000 and $14,000 at December 31, 2000 and December 31, 1999 respectively, for accrued payroll. On September 30, 1999 the Company issued an Option to David and F. Kay Calkins to purchase 625,000 shares of common stock at $.16 per share in lieu of $50,000 of compensation owed. The market price of the shares at the grant date was $.32 As a result, additional compensation expenses was recorded in the amount of $100,000 on September 30, 1999.

       c)  Employment Agreements

In 2000 the Company entered into employment agreements with David and F. Kay Calkins. At base salaries of $175,000 and $160,000 per year respectively, effective January 1, 2001 and are eligible for retroactive increases based on earnings per share of the Company.

11)   Business and Credit Concentrations:

The amount reported in the financial statements for cash, trade accounts receivable and investments approximates fair market value. Because the difference between cost and the lower of cost or market is immaterial, no adjustment has been recognized and investments are recorded at cost. Financial instruments that potentially subject the company to credit risk consist principally of trade receivables. Collateral is generally not required.

12)   Comprehensive Income:

At December 31, 2000 and 1999 net income and comprehensive income were the same.

13)   Stock Option Plan:

       a)  Key Employee Stock Option Plan

In June 1998 the Company adopted the Key Employees Stock Option Plan. 250,000 shares were reserved under the Plan. The Board of Directors administers the Plan. Options are granted at market price the date of the grant and vest 20% per year. Options for 215,000 shares have been issued under the plan, with an exercisable price between $.17 and $.20 per share, and a five year vesting period" Options for 40,000 shares have vested. In 2000 35,000 shares were exercised at a price of $.20 per share.

       b)  1999 Stock Option and Incentive Plan

In November 2000 the Company adopted 1999 Stock Option and Incentive Plan. The maximum number of shares under the 1999 Plan 5,000,000 shares of PACEL common stock.

Although the Board of Directors has the authority to set other terms, The committee may grant options to directors, advisory directors, officers and employees of PACEL and its subsidiaries. The committee will select persons to receive options among the eligible participants and determine the number of shares underlying the options to be granted. Under the terms of the stock option plan, the committee may grant options to purchase shares of PACEL common stock at a price which may not be less than the fair market value of the common stock, as determined by the mean between the closing bid and asked quotations on the NASDAQ Stock Market on the date the option is granted.

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Generally, options under the stock option plan may not be exercised later than 15 years after the grant date. Subject to the limitations imposed by the provisions of the Internal Revenue Code, certain of the options granted under the stock option plan may be designated "incentive stock options." Incentive stock options may not be exercised later than ten years after the grant date. Options, which are not designated and do not otherwise qualify as incentive stock options in this document, are referred to as "non-qualified stock options."

The Company is required under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), to disclose pro forma information regarding option grants made to its employees based on specified valuation techniques that produce estimated compensation charges. These amounts have not been reflected in the Company's Consolidated Statements of Operations because to date no options have been granted under this plan.

       c)  Warrants:

On February 14, 2000 the board of directors granted options to David and F. Kay Calkins to purchase 1,399,031 shares each of the Company's common stock at an exercise price of $.21.

14)   Subsequent Events

On February 20, 2001 the Company secured a $50,000 line of credit with an interest rate of Wall Street Journal Prime Rate plus 1.00% to be renewed yearly.

In March 2001 the company entered into a $10,000,000 Equity line of Credit arrangement with the May Davis Group, Inc. Under the terms of the equity line agreement, the Company will have the right to sell up to $10 million of its common stock. The Company has sole discretion, subject to certain volume limitations and conditions, to draw down upon such funds, as its capital needs dictate. The sale price of the common stock will be 91% of the lowest closing bid price of common stock over the 10 trading day period beginning on the Put Date and ending on the relevant closing date of the particular traunche. In connection with such financing May Davis Group has been issued 5,555,556 shares of restricted common stock and warrants to purchase 250,000 of common stock at a price of $.099 per share. The warrants expire March 14, 2006.

In March 2001 the Company entered into a $250,000 convertible debenture. The notes bear an interest rate of 5% and are payable quarterly. In conjunction with the notes the Company issued warrants to purchase 250,000 Common Stock at an exercise price of $.099 per share. The warrants expire March 14, 2006.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers

            Article 10 of the Virginia Stock Corporation Act provides, in general, that Virginia corporations shall have the power, under specified circumstances, to indemnify their directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by a third party or in the right of the corporation, by reason of the fact that they were or are such directors, officers, employees or agents, against expenses incurred in any such action, suit or proceeding. The Virginia Stock Corporation Act also provides that Virginia corporations may purchase insurance on behalf of any such director, officer, employee or agent.

            PACEL's Articles of Incorporation provide, in general, for mandatory indemnification of its directors and officers (including former directors and officers and persons serving at the request of PACEL as directors and officers of another corporation, partnership, joint venture, trust or other enterprise) against liability incurred by them in proceedings by third parties, or by or on behalf of PACEL, by reason of the fact that such person is, or was, a director or officer of PACEL, or is, or was, serving at the request of PACEL as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Such indemnity shall only be provided after PACEL determines that the director or officer was not guilty of gross negligence or willful misconduct.

            In addition, PACEL's Articles of Incorporation provide that PACEL may purchase insurance to cover any losses sustained as a result of providing indemnification to the aforementioned persons.

Item 25. Other Expenses of Issuance and Distribution

            Set forth below is an estimate of the amount of fees and expenses (other than underwriting discounts and commissions) to be incurred in connection with the issuance of the shares. All amounts shown are estimates except for the Securities and Exchange Commission ("SEC") registration fee.

SEC registration fee	$ 1,397
Blue Sky fees and expenses	1,000
Counsel and acconting fees and expenses (including Blue Sky legal fees)	60,000
Printing, postage and mailing	5,000
Stock Transfer Agent and Certificates	1,000
Other expenses	---
Total	$68,397

Item 26. Recent Sales of Unregistered Securities

            During the last three years, we have issued unregistered securities to the persons, as described below. None of these transactions involved any underwriters, underwriting discounts or commissions, except as specified below, or any public offering, and we believe that each transaction was exempt from the registration requirements of the Securities Act of 1933 by virtue of Section 4(2) thereof, or Regulation D promulgated thereunder. All recipients had adequate access, through their relationships with us, to information about us. The number of securities issued set forth below have been adjusted for all stock splits and dividends, and reverse stock splits and dividends declared and paid by PACEL as of the date hereof.

            During 1998, PACEL issued 452,463 shares of common stock to various individuals in exchange for professional and consulting services valued at approximately $45,982.

            In April 1998, Kenneth Russman received an option to purchase 50,000 shares of common stock at an exercise price of $.20 per share, the market value of the common stock as of the date of grant.

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            From June 1998 through September 1998, PACEL sold 39,946 shares of common stock to various individuals for an aggregate purchase price of $54,000.

            During August 1998, PACEL issued $50,000 of debt convertible into 287,707 shares of common stock to Augustine Fund.

            From September 1998 through November 1998, PACEL sold 400,573 shares of common stock to various individuals for an aggregate purchase price of $278,575.

            From January 1999 through April 1999, PACEL issued 1,508,844 shares of common stock to various individuals for an aggregate purchase price of $277,425.

            From January 1999 through September 1999, PACEL issued 988,013 shares of common stock to various individuals in exchange for professional and consulting services valued at approximately $193,268.

            In April 1999, Kenneth Russman received an option to purchase 25,000 shares of common stock at an exercise price of $.20 per share.

            During September 1999, PACEL issued $100,000 of debt convertible into 420,959 shares of common stock.

            On September 30, 1999, David E. Calkins and F. Kay Calkins each received an option to purchase 625,000 shares of common stock at an exercise price of $.16 per share, in exchange for $50,000 of compensation owed to each of them by PACEL.

            During October and November 1999, PACEL issued $400,000 of debt, $357,840 of which has been converted into 4,561,044 shares of common stock.

            In October 2000, PACEL issued 1,000,000 shares of restricted common stock to Newcity Sales Company Ltd. in exchange for professional and consulting services valued at approximately $82,050.

            In October 2000, PACEL issued 400,000 shares of restricted common stock to Vision Publishing, Inc. in exchange for professional and consulting services valued at approximately $32,820.

            In December 2000, PACEL issued 50,000 shares of restricted common stock to NEEFESH in exchange for professional and consulting services valued at approximately $1,759.

            From January 2001 through March 2001, PACEL issued 6,196,019 shares of restricted common stock to various individuals in exchange for the unrestricted common stock held by these individuals and valued at approximately $182,315.

            In February 2001, PACEL issued 2,000,000 shares of restricted common stock to ICapital Corporation in exchange for professional and consulting services valued at approximately $78,100.

            In February 2001, PACEL issued 169,732 shares of restricted common stock to Kevin Burke in exchange for professional and consulting services valued at approximately $11,773.

            In February 2001, PACEL issued 249,552 shares of restricted common stock to Robert Sewell in exchange for professional and consulting services valued at approximately $16,720.

            In March 2001, PACEL issued 37,500 shares of restricted common stock to Beth Goens in exchange for professional and consulting services valued at approximately $3,000.

            In March 2001, PACEL issued 30,000 shares of restricted common stock to Corey M. LaCross in exchange for professional and consulting services valued at approximately $2,400.

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            In March 2001, PACEL issued 34,375 shares of restricted common stock to Craig LaCross in exchange for professional and consulting services valued at approximately $2,750.

            In March 2001, PACEL issued 157,500 shares of restricted common stock to James D. Willett in exchange for professional and consulting services valued at approximately $12,600.

            In March 2001, PACEL issued 157,500 shares of restricted common stock to Thomas N. Southerly in exchange for professional and consulting services valued at approximately $12,600.

Item 27. Exhibits

See the Index to Exhibits filed as part of this Registration Statement.

Item 28. Undertakings

            The undersigned Registrant hereby undertakes:

                        (1)            To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to:

                                    (i)             Include any Prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                                    (ii)             Reflect in the Prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement; and

                                    (iii)             Include any additional or changed material information on the plan of distribution.

                        (2)            That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                        (3)            To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

            Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

            The undersigned Registrant hereby undertakes that:

                        (1)            For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

                        (2)            For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

            Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Manassas, Commonwealth of Virginia, on April 25, 2001.

PACEL CORP.

By:	/s/ David E. Calkins David E. Calkins Chairman of the Board, President and Chief Executive Officer (Duly Authorized Representative)

            KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David E. Calkins and F. Kay Calkins, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-facts and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all said attorney-in-facts and agents or their substitutes or substitute may lawfully do or cause to be done by virtue hereof.

            Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

/s/ David E. Calkins David E. Calkins Chairman of the Board, President and Chief Executive Officer (Principal Executive and Financial Officer)	/s/ F. Kay Calkins F. Kay Calkins Director, Secretary and Treasurer

Date: April 25, 2001	Date: April 25, 2001

/s/ Keith P. Hicks Keith P. Hicks Director	/s/ Corey M. LaCross Corey M. LaCross Director

Date: April 25, 2001	Date: April 25, 2001

/s/ Lyndon C. Thompson Lyndon C. Thompson, Accounting Manager (Principal Accounting Officer)

Date: April 25, 2001

*Executed by David E. Calkins pursuant to a power of attorney.

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EXHIBIT INDEX

Regulation S-K Exhibit Number	Document	Reference to Prior Filing or Exhibit Number Attached Hereto
1	Underwriting Agreement	Not applicable.
2	Plan of acquisition, reorganization, liquidation, arrangement, or succession	Not applicable.
3.1	Articles of Incorporation, as amended and currently in effect	3.1
3.2	Bylaws	**
4.1	Form of PACEL Corp. stock certificate	**
4.2	Convertible Debenture due March 15, 2006 issued to Thomas Kelly	4.2
4.3	Convertible Debenture due March 15, 2006 issued to Richard T. Garrett Trust	4.3
4.4	Convertible Debenture due March 15, 2006 issued to W. David McCoy IRA	4.4
4.5	Form of Promissory Note	4.5
5	Opinion with respect to legality of stock	5
8	Opinion with respect to Federal income tax consequences	Not applicable.
10.1	Employment Agreement by and between PACEL Corp. and David E. Calkins	10.1
10.2	Employment Agreement by and between PACEL Corp. and F. Kay Calkins	10.2
10.3	Class A Convertible Preferred Stock Agreement with David A. Calkins	**
10.4	Key Employees Incentive Stock Plan	**
10.5	1999 Stock Option Plan	***
10.6	Stock Purchase Agreement between PACEL Corp. and the Buyers named therein, dated March 14, 2001	*
10.7	Equity Line of Credit Agreement between PACEL Corp. and Cornell Capital Partners, dated March 14, 2001	*
10.8	Form of Warrant	10.8
11	Statement re: computation of per share earnings	Not required.
15	Letter on unaudited interim financial information	Not required.
16	Letter on change in certifying accountant	Not applicable.
21	Subsidiaries of PACEL Corp.	21
23.1	Consent of Expert	See Exhibit 5
23.2	Consent of Peter C. Cosmas & Co.	23
24	Power of Attorney	Set forth on signature page
25	Statement of eligibility of trustee	Not applicable
26	Invitations for competitive bids	Not applicable
__________________
* Previously filed as an exhibit to the Registrant's most recent Annual Report on Form 10-KSB for the year ended December 31, 2000, filed with the SEC on April 2, 2001.
** Filed as an exhibit to the Registrant's Registration Statement filed with the SEC on Form SB-2 (Registration Number 333-91611) and incorporated herein by reference.
*** Filed as Appendix A to the Registrant's Preliminary Proxy Statement on Schedule 14A, filed with the SEC on October 13, 2000, and incorporated herein by reference.

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